micon INTERNATIONAL LIMITED | mineral industry consultants

ENDEAVOUR SILVER CORP.

NI 43-101 TECHNICAL REPORT AUDIT OF THE RESOURCE AND RESERVE ESTIMATES FOR THE GUANACEVÍ PROJECT DURANGO STATE, MEXICO

William J. Lewis, BSc., P.Geo.
Dibya Kanti Mukhopadhyay, MAusIMM
Robert J. Leader, P.Eng

April 16, 2007



SUITE 900 - 390 BAY STREET, TORONTO ONTARIO, CANADA M5H 2Y2
Telephone (1) (416) 362-5135 Fax (1) (416) 362 5763

TABLE OF CONTENTS

List of Tables

Page

List of Figures

1.0 SUMMARY

Endeavour Silver Corp. (Endeavour Silver) has retained Micon International Limited (Micon) to conduct an audit of the updated resource and reserve estimate for its Guanaceví Mines project, located near the town of Guanaceví in the northwest portion of the State of Durango in Mexico. This Technical Report constitutes an audit of the December 31, 2006 mineral resource and reserve estimate conducted on the property by Endeavour Silver. The audit was performed to ensure that the resources and reserves comply with both the Australasian Code for Reporting of Mineral Resources and Ore Reserves (JORC Code) and the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) standards and definitions referred to in Canadian National Instrument 43-101 (NI 43-101).

An earlier resource and reserve estimate was the subject of a March, 2006 NI 43-101 Technical Report conducted by Range Consulting Group, LLC (Range Consulting). The Micon audit incorporates the exploration data gathered since the publication of the March report, and discusses changes in the estimation methodology and the transition from resource estimates done using polygonal methods to estimating the resources by creating a block model using the Vulcan software package. The Range Consulting Technical Report dated March 31, 2006 was posted on the System for Electronic Document Analysis and Retrieval (SEDAR). SEDAR is the filing system developed for the Canadian Securities Administrators (CSA)

Endeavour Silver advises that it holds the Guanaceví Mines project through its 100% owned Mexican subsidiary Endeavour Gold Corporation S.A. de C.V. (Endeavour Gold). Endeavour Gold holds the project through its two 100% owned subsidiaries Minera Plata Adelante S.A. de C.V. (Minera Plata Adelante) and Refinadora Plata Guanaceví S.A. de C.V. (Refinadora Plata Guanaceví). At present time, the project is comprised of 18 mineral concessions. The mineral concessions are not all contiguous and vary in size, for a total property area of 557.93 hectares (ha). The annual 2007 concession tax payment for the Guanaceví property is approximately 72,660 Mexican pesos (pesos), which is equal to about US $6,517 at an exchange rate of 11.15 pesos to US $1.00 dollar. All concessions are subject to a bi-annual fee (i.e., twice per year) and the filing of reports in May of each year covering the work accomplished on the property between January and December of the preceding year. It should be noted that as of December 21, 2005 (by means of an amendment made on April 28, 2005 to the Mexican mining law) there is only one type of mineral concession in Mexico.

Since 2004, Endeavour Silver has executed a number of agreements regarding the acquisition of the mineral properties, mining rights and processing facility which comprise the Guanaceví Mines project. The details of the agreements were extensively reported in the March 31, 2006 Technical Report by Range Consulting. On July 25, 2006, Endeavour Silver issued a press release which announced that Refinadora Plata Guanaceví had acquired the remaining 49% interest in the Guanaceví plant through the purchase of 100% of the shares of Metalurgica Guanaceví for US $2.2 million. As of January 1, 2007 Endeavour Silver discontinued the contract mining and has assumed the day-to-day operations at the mine.

The Guanaceví Mines project is located within the Municipality of Guanaceví in the State of Durango, Mexico near its northern border with the state of Chihuahua. The property is accessed by travelling from the city of Durango located 260 kilometres (km) southeast. Durango has a modern airport with daily flights to and from Mexico City and portions of the United States. The Guanaceví Mines project is located on the edge of the Sierra Madre, a series of rugged mountains with higher points reaching 3,300 metres (m) above sea level.

It is unknown whether the indigenous peoples or the Spanish colonists first began mining in the Guanaceví area but mining extends back to at least 1535 when the mines were first worked by the Spanish. By the start of the 18th Century, it had become an important mining centre in the Nueva Vizcaya province of Nueva España (New Spain) as reported by Alexander Humboldt. The district has experienced several periods of bonanza-grade production including the operation of a mint in 1844. The district, however, reached its greatest activity at the start of the 20th Century when 5 processing plants and 15 mines were in production.

The vast majority of production came prior to the 1910 Mexican revolution with official production records indicating a total value of 500 million pesos which is equivalent to approximately 500 million ounces of silver and silver equivalents. This historical production has placed the Guanaceví mining district in the top five silver districts in Mexico, based on production.

Since the 1910 revolution, production has been sporadic with the Guanaceví Mining Company operating from the 1930s until production ceased in 1942. In 1970, the Comisión de Fomento Minero (Federal Mining Commission) (Fomento Minero), a Federal government agency charged with the responsibility of assisting the small-scale Mexican mining industry, constructed a 400 t/d flotation plant, now the Metalurgica Guanaceví S.A. de C.V. (Metalurgica Guanaceví) plant. In 1992, Metalurgica Guanaceví, a private company, purchased the Fomento Minero facilities and completed the construction of the leach plant. During 2002, the flotation plant production ranged from 170 to 250 t/d coming from the three mines: Santa Cruz, Barradon and La Prieta mines, with approximately 700 to 800 t/d of additional feed purchased from other small scale operations and processing old tailings in the newly constructed leach plant.

The geology of the Guanaceví mining district can be divided into three principal stratigraphic groups based on Consejo de Recursos Minerales stratigraphic studies and Endeavour Silver drill core-based observations during the 2005 drilling program. The stratigraphic groups are comprised of the Guanaceví Formation, Lower Volcanic Sequence and Upper Volcanic Sequence

The oldest unit in the district is the Guanaceví Formation, a polymictic basal conglomerate composed of angular to subangular fragments of quartz and metamorphic rocks set in a sandy to clayey matrix within sericitic and siliceous cement. On the basis of biostratigraphic indicator fossils the unit has been assigned to the Upper Jurassic or Lower Cretaceous periods. In the Guanaceví area, this basal conglomerate is at least 450 m in thickness and the lower contact has not been observed. In most areas, the upper contact is structural on high-

angle normal faults except in the San Pedro area where the upper contact is abrupt from the conglomerate rocks to fairly fresh, dark andesitic flows of the Lower Volcanic Sequence that appear conformable to the underlying conglomerates.

The Guanaceví Formation has been structurally defined as a horst, occupying the central portion of the northwest trending Guanaceví erosional window and flanked by sets of northwest striking normal faults that offset the Upper and Lower Volcanic Sequences down to the southwest and northeast on corresponding sides of the window. Some mineralization in the district is hosted by the conglomerate, both as dilatational high-angle fracture-filled structures within the horst, and in the San Pedro area, as manto-like replacement bodies below the upper contact of the conglomerate with overlying andesitic units of the Lower Volcanic Sequence.

Using an inherited stratigraphic framework for the area, andesitic rocks and associated sedimentary units are placed in a loosely-defined package of flows and volcaniclastic sediments correlated with Eocene volcanism throughout the Sierra Madre of Mexico. No radioisotope age determinations have been made on volcanic units of the Guanaceví district, and lithological correlations to the Lower Volcanic Sequence appear to be reasonable for the andesitic flows and associated volcaniclastic units.

The sequence of rock types in the Lower Volcanic Sequence, as presently understood, is a coarsening-upward series of volcaniclastic sediments capped by an andesite flow. The sedimentary lithologies are siltstones overlain by sandstone with minor intercalations of conformable conglomerate beds. The siltstone-sandstone sequence becomes transitionally dominated by conglomeratic beds at the top of the volcaniclastic package. Overall thickness of the siltstone-sandstone beds is up to 120 m. Conglomerate beds of the Lower Volcanic Sequence are from a few centimetres (cm) to 150 m thick at the top of the package, and differ from the conglomerates of the Guanaceví Formation in that Lower Volcanic Sequence clasts are mainly andesite of varying textural types.

The Upper Volcanic Sequence consists of rhyolite crystal-lapilli tuff units uncomformably overlying the andesites which are generally structurally disrupted and altered by oxidation and silicification. The rhyolite is strongly argillically-altered with silicification overprinting argillic alteration in the immediate hangingwall of quartz veins and other silicified structures. The rhyolite commonly contains rounded quartz 'eyes' up to 4 mm in diameter, and the matrix consists of adularia, kaolinite and quartz. Local concentrations of biotite crystals up to 2 mm are not uncommon. The rhyolite has variable textures from thin-bedded ash flows to coarse lapilli tuffs with lithic clasts of andesite or rhyolite up to 50 cm in diameter. These latter commonly exhibit alteration rims indicating high temperatures and fluids in the volcanic environment. The thickness of the rhyolite tuff assemblage has not been measured at this time, but appears to exceed 300 m.

The Guanaceví mineral deposits occurs as an epithermal low sulphidation, quartz-carbonate, fracture-filling, vein hosted by a structure that trends approximately N45°W (+/- 5°) and dips 55° (+/- 5°) southwest. The fault and vein comprise a structural system referred to locally as

the Santa Cruz vein structure or Santa Cruz vein fault. The Santa Cruz vein itself has been traced 5 kilometres (km) along the trend and averages approximately 3.0 m in width.

High-grade mineralization in the system is not continuous, but occurs in steeply northwest-raking shoots up to 200 m in strike-length. A second vein is located sub-parallel and subjacent (located in the footwall) to the Santa Cruz vein but is less continuous. The footwall vein is economically significant in the Porvenir Dos zone and in the northern portion of deep North Porvenir.

The Santa Cruz vein is a silver-rich structure with lesser amounts of gold, lead and zinc. Mineralization has averaged 500 grams per tonne (g/t) silver and 1 g/t gold over 3 m true width. The minerals encountered are argentite-acanthite with limited gold, galena, sphalerite, pyrite and manganese oxides. Gangue minerals noted are barite, rhodonite, rhodochrosite, calcite, flourite and quartz. The mineralization down to Level 6 in the Santa Cruz mine is mainly oxidized with a transition zone of oxides to sulphides occurring between Levels 6 to 8, although sulphide ore was mined above Level 6.

Mineralization exhibits evidence of episodic hydrothermal events which generated finely banded textures. High grade mineralization in the district is commonly associated with multiple phases of banding and brecciation.

In the Porvenir Dos area and in the deeper portion of North Porvenir, a footwall-hosted vein is associated with the Santa Cruz vein structure. In both areas, this footwall vein is either within Guanaceví Formation footwall rocks or is at the structural contact between Guanaceví Formation and Lower Volcanic Sequence andesite. It is banded to brecciated quartz plus carbonate and contains local scatterings (< 1%) of sulphides (pyrite>sphalerite >galena>chalcopyrite) and rare pods (< 50 cm) of sulphides

With the Guanaceví Mines project, Endeavour Silver has acquired a silver mining operation which has a mine and plant facility located in the State of Durango, Mexico with a high potential for the discovery of additional resources and reserves as development and exploration at the mine continue. Also, now that Endeavour Silver has taken over the day-to-day operation of the mine from the contractors there are potentially a number of areas which will see increased productivity and efficiency measures which may lead to cost savings in the future.

Micon has conducted an audit of the Endeavour Silver resource and reserve estimate for the period ending December 31, 2006. Micon's audited Endeavour Silver resource estimates are contained in Tables 1.1 for Indicated Resources and 1.2 for Inferred Resources.

Micon believes that the resource and reserve estimate compiled by Endeavour and audited by Micon has been reasonably prepared and conforms to both the JORC Code and the current CIM standards and definitions for estimating resources and reserves as required under NI 43-101 "Standards of Disclosure for Mineral Projects". Therefore, Micon accepts Endeavour Silver's resource and reserve estimate as its basis for the ongoing mining operations at the Guanaceví Mines project. In Micon's opinion there are no significant technical, legal,

environmental or political considerations which would affect the extraction and processing of the resources and reserves at the Guanaceví project.

Table 1.1
Indicated Resource Estimate for the Different Zones (Cut-off Grade 200 g/t Silver)

Area	Tonnes	Silver (g/t)	Gold (g/t)	Ounces Silver	Ounces Gold
PORVENIR	1,380,000	300	0.46	13,330,000	20,000
PORVENIR DOS	220,000	349	0.66	2,470,000	5,000
SANTA CRUZ	330,000	391	0.69	4,210,000	7,000
ALEX BRECCIA	100,000	314	0.62	1,050,000	2,000
Total	**2,030,000**	**327**	**0.54**	**21,060,000**	**34,000**

Table 1.2
Inferred Resource Estimate for the Different Zones
(Cut-off 200 g/t Silver and within 75 m of the Indicated Boundary)

Area	Tonnes	Silver (g/t)	Gold (g/t)	Oz Silver	MILLION Oz Gold
PORVENIR	680,000	284	0.58	6,190,000	13,000
PORVENIR DOS	-	-	-	-	-
SANTA CRUZ	220,000	379	0.62	2,670,000	4,000
ALEX BRECCIA	130,000	277	0.50	1,130,000	2,000
Total	**1,030,000**	**323**	**0.60**	**9,990,000**	**19,000**

Thus, at a block cut-off grade of 200 g/t silver, Micon estimates that the total remaining mineral resource as of December 31, 2006 is 2.03 million tonnes (Mt) at a grade of 327 g/t silver and 0.54 g/t gold for the Indicated Resources, and, 1.03 Mt at a grade of 323 g/t silver and 0.60 g/t gold for the Inferred Resources. The Indicated portion of this mineral resource contains an estimated 21.06 million ounces (Moz) of silver and 34,000 oz of gold, while the Inferred portion of the mineral resource contains an estimated 9.99 Moz of silver and 19,000 oz of gold.

Micon has audited the Endeavour Silver's reserve estimate for Guanaceví Mines project. At this time, Endeavour Silver is still using the traditional manual polygonal method based on the use of a long section to estimate the reserves. For the proven reserves, tonnage and grades are based on the channel samples only while, for the probable reserves, the tonnage and grade are based on the diamond drilling only. Endeavour Silver is in the process of transferring over to estimating reserves using block modelling programs and the next reserve estimate in 2007 will be carried out using computer modelling systems. Micon's audited reserve estimate for the Guanaceví Mines project is contained in Table 1.3 which shows both the in-situ and diluted "recoverable" proven and probable reserves. These reserves are in addition to the resources reported in Tables 1.1 and 1.2.

Dilution and ore losses were estimated for each polygon block individually using a set of parameters for the estimated wall rock dilution and dilution with rock waste fill. Dilution

grades for wall rock were assumed. Fill dilution was estimated at zero grade. Also included in the reserve estimate were allowances for of ore lost in stopes owing to incomplete mucking on the stope floor.


Table 1.3
Summary of the In-situ and Recoverable Proven and Probable Reserves for the Porvenir Area


Category	Zone	In-situ Tonnes & Grade					Recoverable Tonnes & Grade				
		Tonnes	Silver (g/t)	Ounces	Gold (g/t)	Ounces	Tonnes	Silver (g/t)	Ounces	Gold (g/t)	Ounces
Proven	Zone 1	0	0	0	0	0	0	0	0	0.00	0
	Zone 1-2	91,436	513	1,508,049	0.92	2,718	131,634	350	1,481,212	0.63	2,669
	Zone 2	82,063	671	1,770,316	0.97	2,558	123,815	449	1,787,313	0.65	2,589
	Zone 3	182,498	483	2,833,911	0.91	5,314	203,582	408	2,670,426	0.77	5,040
	Zone 4	10,072	658	213,070	0.95	309	16,375	399	210,056	0.58	306
Total Proven		**366,069**	**537**	**6,325,346**	**0.93**	**10,898**	**475,406**	**402**	**6,149,007**	**0.69**	**10,604**
Probable	Zone 1	218,818	476	3,348,659	0.98	6,892	215,173	423	2,926,234	0.87	6,034
	Zone 1-2	0	0	0	0	0	0	0	0	0	0
	Zone 2	0	0	0	0	0	0	0	0	0	0
	Zone 3	23,421	341	256,799	0.73	550	19,899	322	206,000	0.69	441
	Zone 4	0	0	0	0.00	0	0	0	0	0.00	0
Total Probable		**242,239**	**463**	**3,605,458**	**0.096**	**7,442**	**235,072**	**415**	**3,132,234**	**0.86**	**6,475**
Total Proven + Probable		**608,308**	**508**	**9,930,804**	**0.94**	**18,339**	**710,479**	**406**	**9,281,241**	**0.75**	**17,079**

The tonnage and grade estimates for each polygon were then combined for each zone. For the production schedule, some of the narrower polygons were eliminated from the estimate as they resulted in very high dilution rates. The resultant tonnages in the table allow for both dilution and ore losses and can be considered as estimates of the "extractable" or recoverable reserves. The proven and probable reserves represent only that portion of the Porvenir deposit for which Endeavour Silver has a mine plan in place.

Micon believes that the land controlled by Endeavour Silver is highly prospective both along strike and down dip of the known mineralization and that further resources could be converted into reserves with additional exploration and development. According to historical production the Guanaceví mining district has the potential to be a significant silver producing district in Mexico once again.

As part of its ongoing exploration at the Guanaceví Mines project, Endeavour is spending between US $815,730 and US $1,033,280 on exploration drilling in an effort to continue to expand the resource base through both exploration and development on the property and within the mine during 2007.

The 2007 Phase 1 exploration program for the Porvenir and Santa Cruz mines involves a further 3,410 m of diamond drilling at an approximate cost of US $100/m and 1,246 m of

underground development at an approximate cost of US $370/m. This program will cover six areas of the mine which have been identified and scheduled for the drilling and development during the Phase 1 program. The total estimated cost for Phase 1 is US $815,780.

If Phase 1 of the exploration program is successful a Phase 2 exploration program will be initiated which is expected to involve a further 200 m of development and 1,435 m of underground core drilling. The total for the second phase if it is conducted will be approximately US $217,500. The total 2007 planned exploration expenditures if both Phase 1 and Phase 2 are conducted are US $1,033,280.

Given that (1) the known mineralization on the Santa Cruz vein extends some 4,500 m along strike, that (2) the mineralized zones in the Deep Santa Cruz, Porvenir, Porvenir Dos and Alex Breccia areas are open at depth, and that (3) the down-dip potential of Deep Santa Cruz, Porvenir, Porvenir Dos and Alex Breccia areas does not appear to be constrained by any apparent increase in base-metal to silver and gold ratios, Endeavour Silver could reasonably expect that further exploration may yield additional mineralized areas which could have a considerable impact on the resources and possibly on the reserves as exploration and development continue at the Guanaceví Mines project. Therefore, in summary, Micon believes that the program of further exploration on the Guanaceví Mines project by Endeavour Silver is both warranted and justified as the potential for the discovery of additional resources is good.

Micon makes the following recommendations regarding its audit and acceptance of the current resources and reserve estimate for the Guanaceví Mines project:

1)   Micon recommends that Endeavour Silver develop a reconciliation plan for the Guanaceví Mines project. The ability to be able to reconcile the ore mined and milled on a stope-by-stope basis to the original estimates for the stope will be a critical factor in future resource and reserve estimations. The reconciliations will form the basis of reviewing dilution estimates, mining loss and gain estimates, and will assist in reviewing the classification categories of the resources.

2)   Micon recommends that the on-site laboratory join a proficiency program of round robin testing such as the one run by CanMet. This would assist the on-site laboratory in assessing its performance for one or more analytical methods independently of internal quality control.

3)   Micon recommends that a blank sample should be generated from either un-mineralized rock formations within the district or from un-mineralized sand deposits in the area. Enough material should be acquired to generate blank samples for use throughout the QA/QC program at the Guanaceví Mines project.

4)   Micon recommends that Endeavour Silver adds a reference standard to the diamond drilling samples which are sent for assaying to an outside laboratory as part of its QA/QC program. These samples should be added to the sample stream at an

approximate rate of one reference standard for every twenty drill samples submitted to the outside assay laboratory.

5) Micon recommends that when Endeavour Silver initiates further drilling programs at the Guanaceví Mines project, it logs the drill holes to production standards rather than exploration standards. Factors such as the rock quality designation/designator (RQD), fracture/fault patterns and major fault or gouge zones should be noted and entered into the computer database to assist in future mine planning.

6) Micon recommends that, instead of continuing to conduct density determinations on the core as it has in the past, Endeavour Silver considers sending out representative samples of the various mineralized zones encountered in the drilling for bulk density determinations and that this information is used in conducting future resource and reserve estimates on the Guanaceví Mines project. At the same time representative samples of the mineralized material from the various zones could be sent out for metallurgical and mineralogical testwork to best determine if there are any solutions to deal with the problem of recovery when faced with manganese in the material sent to the mill.

7) Micon recommends that the estimation of resources and reserves be coordinated between the exploration and mine departments of Endeavour Silver, that estimates of reserves be carried out using similar computer software and that the reserves be derived from the figures contained in the resource estimate.

8) Micon recommends that as further data are generated from the mining, more detailed examination of the block modelling parameters should be done to develop better estimation protocols. This would not only help in future exploration but would also help in infill drilling.

Given the amount of historical mining conducted on the Guanaceví Mines project, the extent of the remaining mineralization within the known mining areas, and the lack of a modern comprehensive exploration program covering the entire property in the past, the property has the potential to host further zones of silver and gold mineralization, similar in character and grade to those exploited in the past, outside the present resource and reserve base.

Micon has reviewed and audited the resource and reserve estimate for the property and in light of the observations made in the Conclusions and Recommendations Section of this report, supports the resource and reserve estimate prepared by Endeavour Silver. It is Micon's opinion that the resources and reserves for the Guanaceví Mines project conform to the current JORC code and CIM standards and definitions for estimating resources and reserves.

2.0   INTRODUCTION AND TERMS OF REFERENCE

At the request of Mr. Godfrey Walton, President and Chief Operating Officer of Endeavour Silver Corp. (Endeavour Silver), Micon International Limited (Micon) has been retained to provide an independent audit and review of the resources and reserve estimation for the Guanaceví Mines project in the State of Durango, Mexico. The Micon NI 43-101 Technical Report is an update of the Range Consulting Group, LLC (Range Consulting) Technical Report dated March 31, 2006 and posted on the System for Electronic Document Analysis and Retrieval (SEDAR). SEDAR is the filing system developed for the Canadian Securities Administrators (CSA)

The geological setting of the property, mineralization style and occurrences, and exploration history were described in reports that were prepared by Range Consulting (2006), and Watts, Griffis and McOuat Limited (WGM) (2005), and in various government and other publications listed in Section 21 "References". The relevant sections of those reports are reproduced herein.

Endeavour has completed a 67 hole surface diamond drilling program, totalling 18,497.2 m, on the Guanaceví project since the Range Consulting Technical Report was issued in March, 2006. The exploration drilling program was completed in December, 2006 and Section 11 discusses the results of the program.

All currency amounts are stated in US dollars or Mexican pesos, as specified, with costs and commodity prices typically expressed in US dollars. Quantities are generally stated in metric (SI) units, the standard Canadian and international practice, including metric tons (tonnes, t) and kilograms (kg) for weight, kilometres (km) or metres (m) for distance, hectares (ha) for area, grams (g) and grams per metric tonne (g/t) for gold and silver grades (g/t Au, g/t Ag). Wherever applicable, any Imperial units of measure encountered have been converted to Système International d'Unités (SI) units for reporting consistency. Precious metal grades may be expressed in parts per million (ppm) or parts per billion (ppb) and their quantities may also be reported in troy ounces (ounces, oz), a common practice in the mining industry. Table 2.1 summarizes a list of the various abbreviations used throughout this report.

Table 2.1
List of the Abbreviations

Name	Abbreviations
BSI Inspectorate	BSI
Canadian Institute of Mining, Metallurgy and Petroleum	CIM
Canadian National Instrument 43-101	NI 43-101
Carbon in leach	CIL
Centimetre(s)	cm
Comisión de Fomento Minero	Fomento Minero
Day	d
Degree(s)	º
Degrees Celsius	ºC
Digital elevation model	DEM
Dirección General de Minas	DGM
Dollar(s), Canadian and US	$, CDN$ and US$

Name	Abbreviations
Endeavour Gold S.A de C.V.	Endeavour Gold
Endeavour Silver Corp	Endeavour Silver
Gram(s)	g
Grams per metric tonne	g/t
Greater than	>
Grupo Peñoles	Peñoles
Hectare(s)	ha
Internal rate of return	IRR
Kilogram(s)	kg
Kilometre(s)	km
Less than	<
Litre(s)	l
Metalurgica Guanaceví S.A. de C.V.	Metalurgica Guanaceví
Metre(s)	M
Mexican Peso	Peso
Micon International Limited	Micon
Million tonnes	Mt
Million ounces	Moz
Million years	Ma
Million metric tonnes per year	Mt/y
Milligram(s)	mg
Millimetre(s)	mm
Minera Capela S.A de C.V.	Minera Capela
Minera Planta Adelente S.A. de C.V.	Minera Planta Adelente
Minera Santa Cruz y Garibaldi S.A. de C.V.	Minera Santa Cruz
North American Datum	NAD
Net present value	NPV
Net smelter return	NSR
Not available/applicable	n.a.
Ounces	oz
Ounces per year	oz/y
Parts per billion	ppb
Parts per million	ppm
Percent(age)	%
Quality Assurance/Quality Control	QA/QC
Range Consulting Group, LLC	Range Consulting
Second	s
Specific gravity	SG
System for Electronic Document Analysis and Retrieval	SEDAR
Système International d'Unités	SI
Tonne (metric)	t
Tonnes (metric) per day	t/d
Tonnes (metric) per month	t/m
Universal Transverse Mercator	UTM
Year	y

Micon visited Endeavour Silver's Guanaceví Mines project between December 15 and 18, 2006. Micon was assisted during the visit by a number of employees and consultants working for Endeavour Silver including Michael Rasmussen, Ph.D, Vice President of Exploration, Ing. Luis R. Castro V., Exploration Department, Alejandro Garcia Badilla, Mine Manager, David Drips, Vice President of Operations for Mexico and John E. Thompson an engineering consultant working for Endeavour Silver. During the site visit one grab sample was taken from an underground muck pile to independently verify the mineralization on the

property. Further sampling was not undertaken because the independent verification of the mineralization has been conducted in previous reports.

The review of the Guanaceví Mines project was based on published material researched by Micon, as well as data, professional opinions and unpublished material submitted by the professional staff of Endeavour Silver or its consultants. Much of the data came from reports prepared and provided by Endeavour Silver or its Mexican subsidiary, Endeavour Gold. The review of the resource and reserve estimation parameters was conducted during the site visit to the Guanaceví Mines project. Further review of the resource and reserve parameters and an audit of the resource and reserve estimates were undertaken in January, 2007 upon completion of the estimates by Endeavour Silver. The audit of the resource and reserve estimates was conducted in Micon's Norwich office in the United Kingdom (UK) upon receipt of the block model.

Micon is pleased to acknowledge the helpful cooperation of Endeavour Silver's management and personnel, as well as Endeavour Gold's personnel, all of whom made any and all data requested available and responded openly and helpfully to all questions, queries and requests for material.

The qualified persons responsible for the preparation of this report and the audit of the resource and reserve estimate on the Guanaceví Mines project are Mr. William J. Lewis, B.Sc., P.Geo. (APEGBC #20333, APEGM #20480, NAPEGG #1450), a senior geologist with Micon in Toronto, Mr. Dibya Kanti Mukhopadhyay, MAusIMM., a senior mineral resource geologist with Micon based in Norwich, England and Mr. Robert J. Leader, P.Eng., a senior mining engineer with Micon, based in Vancouver.

Mr. Lewis visited the Guanaceví property where the underground mine workings and surface facilities were inspected, and the initial review of the database and block model for the resource and reserve estimate was performed.

3.0   RELIANCE ON OTHER EXPERTS

Micon has reviewed and analyzed data provided by Endeavour Silver, its consultants and previous operators of the property, and has drawn its own conclusions therefrom, augmented by its direct field examination. Micon has not carried out any independent exploration work, drilled any holes or carried out any extensive program of sampling and assaying on the property. However, during the field visit Micon did collect one grab sample from an underground muck pile located on the Guanaceví property. The sample was not intended to duplicate the volume of data collected by Endeavour Silver or its predecessors; since prior NI 43-101 reports have focused on verification of the mineralization. The Micon sample was taken to roughly review the grade of the material being shipped to the mill from that particular muck pile.

Micon briefly reviewed the results of a previously published audit of the resource and reserve estimates completed by Range Consulting in March, 2006 for Endeavour Silver. The March, 2006 resource and reserve estimate has been superseded by a new resource and reserve estimate which was completed by Endeavour Silver in early January, 2007. The January, 2007 estimate conforms to the presently accepted industry standards and definitions for resource estimates and is compliant with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) definitions required by Canadian National Instrument 43-101 (NI 43-101) and, therefore, is reportable as mineral resources and reserves by Endeavour Silver.

While exercising all reasonable diligence in checking, confirming and testing it, Micon has relied upon Endeavour Silver's presentation of the project data from previous operators for the Guanaceví project in formulating its opinion.

Micon has not reviewed any of the documents or agreements, under which Endeavour Silver holds title to the Guanaceví project or the underlying mineral concessions and Micon offers no legal opinion as to the validity of the mineral titles claimed. A description of the properties, and ownership thereof, is provided for general information purposes only. The existing environmental conditions, liabilities and remediation have been described where required by NI 43 101 regulations. These statements also are provided for information purposes only and Micon offers no opinion in this regard.

The descriptions of geology, mineralization and exploration are taken from reports prepared by various companies or their contracted consultants. The conclusions of this report rely on data available in published and unpublished reports and information supplied by the various companies which have conducted exploration on the property, and information supplied by Endeavour Silver. The information provided to Endeavour Silver was supplied by reputable companies and Micon has no reason to doubt its validity.

The maps and tables for this report were reproduced or derived from reports written for Endeavour Silver and the majority of the photographs taken by an author of this report during the Micon site visit.

4.0   PROPERTY DESCRIPTION AND LOCATION

The Guanaceví Mines project is located in the northwest portion of the Mexican state of Durango near its border with the state of Chihuahua. The location of the project is shown in Figure 4.1.

Figure 4.1
Guanaceví Mines Project Location Map


GUANACEVI DISTRICT
LOCATION MAP
GUANACEVI MINING DISTRICT
GUANACEVI
TO PARRAL
GOMEZ PALACIO
TEPEHUANES
SANTIAGO PAPASQUIARO
NUEVO IDEAL
CANATLAN
DURANGO
EL SALTO
TO MAZATLAN
MEZQUITAL
TO ZACATECAS
Expedia
DURANGO
UNITED STATES
MEXICO
Gulf of Mexico
PACIFIC OCEAN
BELIZE
GUATEMALA
EL SALVADOR
© 2000 Microsoft Corp and/or its suppliers
SCALE
0
500
1000
2000
Kmts.
SCALE
0
125
250
500
1000
Kmts.
NORTH

Map provided by Endeavour Silver Corp.

The project is located 3.6 km from the town of Guanaceví approximately 260 km northwest of the city of Durango, which is the state capital. The town of Guanaceví also gives its name to the mining district which surrounds it. The Guanaceví Mines project is located at the approximate UTM coordinates of 401250 east and 2866500 north in zone 14 NAD 27, or 105°58'20"W longitude and 25°54'47"N latitude.

The Guanaceví mining district covers an area measuring approximately 5 km northeast - southwest by 10 km northwest - southeast and contains more than 50 silver/gold mines. Although only three of the mines are presently operating, there is considerable mining experience available in the area.

Endeavour Silver advises that it holds the Guanaceví project through its 100% owned Mexican subsidiary Endeavour Gold Corporation S.A. de C.V. (Endeavour Gold). Endeavour Gold holds the project through its two 100% owned subsidiaries Minera Plata Adelante S.A. de C.V. (Minera Plata Adelante) and Refinadora Plata Guanaceví S.A. de C.V. (Refinadora Plata Guanaceví). At present, the project is comprised of 18 mineral concessions. See Figure 4.2 for a claim map of the Guanaceví project and Table 4.1 for relevant information regarding the individual concessions. The mineral concessions are not all contiguous and vary in size, for a total property area of 557.93 ha. The annual 2007 concession tax for the Guanaceví property is approximately 72,660 Mexican pesos (pesos), which is equal to about US $6,517 at an exchange rate of 11.15 pesos to US $1.00 dollar.

In Mexico, exploitation concessions are valid for 50 years and are extendable provided that the application is made within the five-year period prior to the expiry of the concession and the bi-annual fee and work requirements are in good standing. All concessions must have their boundaries orientated astronomically north-south and east-west and the lengths of the sides must be one hundred metres or multiples thereof, except where these conditions cannot be satisfied because they border on other mineral concessions. The locations of the concessions are determined on the basis of a fixed point on the land, called the starting point, which is either linked to the perimeter of the concession or located thereupon. Prior to granting a concession the company must present a topographic survey to the Dirección General de Minas (DGM) within 60 days of staking. Once this is completed the DGM will usually grant the concession. The exploitation concessions which comprise the Guanaceví project are surveyed but do not have their boundaries orientated astronomically north-south and east-west because the concessions predate the introduction of this legislation.

Endeavour Silver has taken the approach of resurveying the ground for its own satisfaction. Endeavour Silver started this process in June, 2004 and continued through 2005. At this time, only the Aguaje group, and the La Sultana and San Pedro Uno mineral concessions have not been check surveyed.

Prior to December 21, 2005, exploration concessions were granted for a period of 6 years in Mexico and at the end of the 6 years they could be converted to exploitation concessions. However, as of December 21, 2005 (by means of an amendment made on April 28, 2005 to

Figure 4.2
Guanaceví Mines Project Mineral Concessions Map



Map provided by Endeavour Silver Corp.

Table 4.1
Summary of the Exploitation Concession Information for the Guanaceví Mines Project

Mine/Area	Name of Concession	Type of Concession	Concession Number	Date Concession Granted	Date Concession Expires	Concession Area (Ha)	Annual Tax (Pesos) 2006	Annual Tax ($US) 2006[1]
Porvenir Dos	Porvenir Dos	Exploitation	161449	April 9, 1975	2025	30.00	5,400	484
North Porvenir / El Porvenir	El Porvenir	Exploitation	168488	May 12, 1981	2031	15.00	2,650	238
	Santa Cruz Dos	Exploitation	191773	December 18,1991	2041	113.54	20,050	1,798
	Santa Cruz Ocho	Exploitation	215911	March 18, 2002	2052	165.63	4,120	370
	El Pelayo	Exploitation	219704	April 1, 2003	2053	5.80	80	7
	El Pelayo Y Anexas	Exploitation	193392	December 18, 1991	2041	56.25	10,000	897
Santa Cruz	Unificacion Santa Cruz	Exploitation	186577	April 23, 1990	2040	28.59	5,050	453
	San Guillermo	Exploitation	179601	December 10, 1986	2036	5.00	890	80
	Unificacion Flora	Exploitation	189233	December 4, 1990	2040	36.55	6,460	579
	La Prieta	Exploitation	148479	October 28, 1967	2017	7.00	1,240	111
San Marcos – San Vicente	San Marcos	Exploitation	185486	December 13,1989	2039	5.55	980	88
	San Vicente	Exploitation	187020	May 28, 1990	2040	8.00	1,420	127
	Nuestra Senora	Exploitation	185412	December 13, 1989	2039	5.60	990	89
El Aguaje	El Aguaje de Arriba	Exploitation	170158	March 16, 1982	2032	5.00	890	80
	Amp. El Aguaje de Arriba	Exploitation	170159	March 16, 1982	2032	7.00	1,240	111
	La Plata	Exploitation	170156	March 16, 1982	2032	2.00	360	32
San Pedro	San Pedro Uno	Exploitation	191143	April 28, 1991	2041	49.84	8,800	789
	La Sultana	Exploitation	169215	August 7,1978	2028	11.58	2,040	183
Total Area						**557.93**	**72,660**	**6,516.59**

Note 1: The exchange rate used was 11.15 Mexican Pesos equals 1 United States Dollar
Table provided by Endeavour Silver Corp.

the Mexican mining law) there is only one type of mining concession. Therefore, as of the date of the amendment (April, 2005), there is no distinction between exploration and exploitation concessions on all new titles granted. All concessions are now granted for a 50 year period provided the concessions are kept in good standing. For the concessions to remain in good standing, a bi-annual fee must be paid to the Mexican government and a report must be filed in May of each year which covers the work accomplished on the property between January and December of the preceding year.

Endeavour Silver has executed a number of agreements regarding the acquisition of the mineral properties, mining rights and processing facility which comprise Guanaceví Mines project. The details of the agreements were extensively reported in the March 31, 2006 Technical Report by Range Consulting and for the sake of continuity these are quoted below.

"Sale and Purchase of Shares with Reservation of Ownership Agreement"

"This agreement between the shareholders of Minera Santa Cruz and Endeavour Silver through its subsidiary MPA contemplates the acquisition by Endeavour Silver of shares of Minera Santa Cruz. Minera Santa Cruz is the holder of mining lease on some of the concessions and exploration rights on others as outlined in the concessions table in section 4-1 and leases some mining equipment from Peñoles comprising the Santa Cruz property."

"Under the terms of the agreement, Endeavour Silver has the option to pay to the shareholders of Minera Santa Cruz the amount of US $2,551,430 and spend $1million in exploration to acquire up to a 100% interest in Minera Santa Cruz in accordance with the following schedule:"

   "(a)   US $852,143 on January 28, 2005, (paid)"
   "(b)   US $423,571 on January 28, 2006, (paid)"
   "(c)   US $637,858 on January 28, 2007, and"
   "(d)   US $637,858 on January 28, 2008."

"Upon payment of US $852,143 on January 28, 2005, Endeavour Silver earned a 51% option interest in Minera Santa Cruz until January 28, 2006. On January 28, 2006, Endeavour Silver paid US $423,571 in order not to relinquish its 51% interest in Minera Santa Cruz. Upon payment of US $423,571 on January 28, 2006, no further payments thereafter are required by Endeavour Silver to maintain its 51% interest. Endeavour Silver has the option to increase its interest from 51% to 100% by payments of US $637,858 on January 28, 2007 and another US $637,858 on January 28, 2008."

"Endeavour Silver incurred US $1,000,000 in exploration expenditures by May 17, 2005 as required by the agreement. However, the amounts advanced by Endeavour Silver to Minera Santa Cruz as a loan pursuant to the Minera Santa Cruz Loan Agreement dated May 17, 2004 were deducted from the exploration expenditure commitment of US $1,000,000."

"Minera Santa Cruz Shareholders' Agreement"

"This agreement between the shareholders of Minera Santa Cruz and Endeavour Silver outlines the participation of the parties in the development, administration and operation of the Santa Cruz property and the mining concessions of Minera Santa Cruz and its assets. The agreement came into effect upon Endeavour Silver earning a 51% option interest in Minera Santa Cruz by the payment of US $852,143 on January 28, 2005."

"Minera Santa Cruz Assignment of Mining Concession Rights Agreement"

"This agreement between Minera Santa Cruz and Endeavour Silver involves the transfer of two of Minera Santa Cruz's rights, interests and title in its mining concessions to Endeavour Silver in consideration for US $448,571. Of this amount, US $428,571 was paid, as required by the agreement, prior to May 17, 2004, and US $5,000 is to be paid annually on January 28, 2005, 2006, 2007 and 2008. Upon payment of US $5,000 on January 28, 2005, Endeavour Silver earned an undivided option interest of 51% in Minera Santa Cruz's mining concessions with Minera Santa Cruz retaining the remaining 49% interest, until January 28, 2006. On January 28, 2006, Endeavour Silver paid US $5,000 in order not to relinquish its 51% interest in the mining concessions. Upon payment of US $5,000 on January 28, 2006, no further payments thereafter are required by Endeavour Silver to maintain its 51% interest. Endeavour Silver has the option to increase its interest from 51% to 100% by payments of US $5,000 on January 28, 2007 and another US $5,000 on January 28, 2008."

"As previously disclosed, and subject to reduction by amounts loaned to Minera Santa Cruz, Endeavour Silver incurred a total of US $1,000,000 in exploration expenditures by May 17, 2005 on the Santa Cruz property as required by the agreement."

"Minera Santa Cruz Loan Agreement"

"This loan has been fully paid out including interest by Minera Santa Cruz to Endeavour Silver. It is included here for completeness only. This agreement between Minera Santa Cruz and Endeavour Silver involved a loan of US $350,000 to be advanced by Endeavour Silver to Minera Santa Cruz, plus an additional loan amount of $ 75,000. The loan was used by Minera Santa Cruz to develop an underground ramp on the North Porvenir zone of the Santa Cruz property. The loan was secured by a promissory note and bore an interest rate of 9% per annum if the loan was not repaid by January 28, 2005. The loan was fully repaid by May 2005 from the net cash flows generated by ore mined from the underground ramp."

"However, as previously disclosed, the amounts advanced by Endeavour Silver to Minera Santa Cruz as a loan were deducted from Endeavour Silver's US $1,000,000 exploration expenditure commitment on the Santa Cruz property."

"Metalurgica Guanaceví Sale and Purchase of Assets with Reservation of Ownership Agreement"

"This agreement between Metalurgica Guanaceví, S.A. de C.V. (Metalurgica Guanaceví) and Endeavour Silver through its subsidiary Refinadora Plata Guanaceví S.A. de C.V., (Refinadora Plata Guanaceví) is for the acquisition of up to a 100% of the assets comprised of the mineral processing plant and mill, including the underlying real property, located in the town of Guanaceví and Metalurgica Guanaceví's office, assets and real property located in Durango, in consideration of US $4,000,000. On or prior to execution, Endeavour Silver paid US $571,429. The remaining balance of US $3,428,571 is to be paid as follows:"

"(a) US $1,142,857 on January 28, 2005, (paid)"
"(b) US $571,429 on January 28, 2006, (paid)"
"(c) US $857,142 on January 28, 2007, and"
"(d) US $857,143 on January 28, 2008."

"Upon payment of US $1,142,857 by January 28, 2005, Endeavour Silver earned a 51% option interest in Metalurgica Guanaceví's assets until January 28, 2006. On January 28, 2006, Endeavour Silver paid US $571,429 in order not to relinquish its 51% interest in Metalurgica Guanaceví's assets. Upon payment of US $571,429 on January 28, 2006, no further payments thereafter are required by Endeavour Silver to maintain its 51% interest. Endeavour Silver has the option to increase its interest from 51% to 100% by payments of US $857,142 on January 28, 2007 and US $857,143 on January 28, 2008.

"As set out previously, and subject to reduction by amounts loaned to Minera Santa Cruz, Endeavour Silver incurred a total of US $1,000,000 in exploration expenditures by May 17, 2005 on the Santa Cruz property."

"Metalurgica Guanaceví Joint Venture Agreement"

"This agreement between Metalurgica Guanaceví and Endeavour Silver through its subsidiary RPG outlines the participation in the development, administration and operation of the assets of Metalurgica Guanaceví, in which the agreement became effective upon Endeavour Silver earning a 51% option interest in Metalurgica Guanaceví's assets by the payment of US $1,142,857 on January 28, 2005."

"Contract for Transfer of Rights and Obligations and Sale and Purchase of Assets"

"In June, 2005, Endeavour Silver signed this agreement with Minera Capela S.A. de C.V., (Minera Capela) for the transfer of rights and obligations on mining concessions which cover 9 properties from Minera Capela to Endeavour Silver. Minera Capela retains a 3% net proceeds royalty. In consideration Endeavour Silver issued 1,000,000 units at a deemed price of CDN $1.60 per unit. Each unit is comprised of one common share and one share purchase warrant with an exercise price of CDN $2.10 until July 22, 2006 and CDN $2.30 thereafter until July 27, 2007."

"The agreement allows for the formation of a strategic alliance with Minera Capela for Endeavour Silver to acquire additional mining properties in Mexico. Minera Capela has agreed to provide Endeavour Silver with access to information on its entire portfolio of mineral concessions throughout Mexico. On each additional property which Endeavour Silver wishes to acquire from Minera Capela, a purchase price will be negotiated, payable in common shares of Endeavour Silver. If Endeavour Silver acquires additional properties from third parties introduced by Minera Capela, Endeavour Silver will pay Minera Capela a 5% fee on the cash purchase price, also payable in common shares of Endeavour Silver. If Minera Capela acquires property from a third party introduced by Endeavour Silver, Minera Capela will pay Endeavour Silver a 5% fee on the cash purchase price."

"Contract for Transfer of Rights"

"In July, 2005, Endeavour Silver through its subsidiary MPA signed an option agreement for the transfer of rights from mining concessions relating to two properties, namely Porvenir Dos and La Sultana. In consideration, Endeavour Silver will pay US $137,500 as follows:"

- "(a)   US $25,000 upon signing of agreement, (paid)"
- "(b)   US $12,500 on December 30, 2005, (paid); and"
- "(c)   US $100,000 on December 30, 2006."

"In August, 2005, Endeavour Silver through its subsidiary MPA signed an option agreement for the exclusive right to investigate and to explore 4 properties known as the La Prieta Group."

"In consideration, Endeavour Silver will pay US $100,000 as follows:"

- "(a)   US $15,000 on ratification date, (paid)"
- "(b)   US $15,000 by six months of ratification date, (paid) and"
- "(c)   US $70,000 by twenty-four months of ratification date."

"The term of the agreement is 24 months."

"Contract of Assignment of Mining Exploitation Rights"

"In October, 2005, an agreement was executed between Minera Tayahua, S.A. de C.V. (Minera Tayahua) and Endeavour Silver through its subsidiary Minera Planta Adelente. The agreement provides for the exclusive right to explore and to mine the El Porvenir property. Endeavour Silver is committed to incur a minimum of US $100,000 for each quarter in expenditures for exploration, development and mining. Additionally during the first two years of the five year term of the agreement, Endeavour Silver must incur US $500,000. Endeavour Silver is to mine from a minimum of 9,000 tonnes to a maximum of 27,000 tonnes per quarter. The term of the agreement is for five years but can be extended by another five years by mutual agreement by both parties. Minera Tayahua will receive a 3% net smelter return from production."

"Compensation and/or Indemnification Contract for the Temporary Occupation of Cooperative Land"

"In November, 2005, Endeavour Silver entered into an agreement, with the local Ejido for the temporary surface access rights to certain land for the purpose of exploration in mining blocks covered by the mining concessions. In consideration, Endeavour Silver will pay an annual fee of Mexican Pesos 10,000 which will increase by the rate of inflation plus 2% for term of 15 years."

Since the Range Consulting report was published on SEDAR, Endeavour Silver advises that the only material change to the agreements which has occurred is related to the plant buy-out which occurred in July, 2006.

On July 25, 2006 Endeavour Silver issued a press release which announced that Refinadora Plata Guanaceví had acquired the remaining 49% interest in the Guanaceví plant through the purchase of 100% of the shares of Metalurgica Guanaceví. The purchase price for 100% of the shares of Metalurgica Guanaceví was US $2.2 million which reflected the US $1.7 million in remaining cash payments, plus the US $252,000 cash held in Metalurgica Guanaceví bank accounts, the US $214,000 in plant inventories as of June 30, 2006, an adjustment for Metalurgica Guanaceví's 49% share of anticipated profits in 2006 and 2007, and nominal amounts for the plant environmental operating permits and accrued employee bonuses; minus Metalurgica Guanaceví's 49% share of capital and operating loans for the plant from Endeavour, and adjustments for its social security, 2006 employee profit sharing and labour liabilities, and corporate and sales taxes as of June 30, 2006.

For this transaction Metalurgica Guanaceví shareholders elected to receive payment as a combination of 20% cash (US $436,093) and 80% Endeavour Silver stock (US $1,779,540). Endeavour issued 668,978 units valued at CDN $3.02 (US $2.66) per unit with each unit consisting of one common share and ¼ common share purchase warrant. Each full warrant can be exercised to purchase an additional common share at CDN $3.70 within one year of closing. The units are subject to regulatory and exchange approvals and will be restricted from trading for the standard four-month hold period.

The management of Endeavour Silver elected to accelerate the plant buy-out in order to streamline plant operations and facilitate the completion of the plant refurbishment program currently underway.

Since the Guanaceví Mines project is composed of a number of exploitation concessions upon which mining has previously been conducted, all of the exploration work continues to be covered by the environmental permitting already in place and no further notice of work is be required by any division of the Mexican government.

In order to begin an exploration program on an exploitation concession upon which no substantial mining has been conducted, Endeavour Silver would be required to file a "Notice of Initiation of Exploration Activities" with the local authorities to inform them of the scope and environmental impact of the exploration work. Also, other permits, such as a permit to use the local municipal garbage dump, may be required.

Micon is unaware of any outstanding environmental liabilities, other than those normally associated with owning an operating mine in Mexico, attached to the Guanaceví project, and is unable to comment on any remediation which may have been undertaken by previous companies.

5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Guanaceví property is readily accessible from the city of Durango, capital of the Mexican state of Durango, via paved roads. Access is primarily gained by taking Mexican State Highway 45 north to the town of Canatlan then continuing along the paved highway that connects to Santiago Papasquiaro, then to Tepehuanes, and ending at the town of Guanaceví. The total distance between Durango and the town of Guanaceví is approximately 320 km and requires about four and one half hours drive.

The city of Durango is an old colonial city (founded in 1563) which served as the political and ecclesiastical capital of the Nueva Vizcaya province of New Spain until 1823. Minerals are the chief product but the city is also an agricultural, commercial and tourist centre. The city is host to approximately 427,000 inhabitants (2000) and is the closest major population centre to Guanacví. Durango hosts an international airport with numerous regional flights to other major Mexican cities as well as international flights to Los Angeles and to the southeast USA.

The Guanaceví property lies 3.6 km from the town of Guanaceví which was founded in 1535. From the town of Guanaceví, a well conditioned dirt road leads southwards a few kilometres to the MG flotation and cyanidation plant and Endeavour offices and then an additional 5 km further to the Santa Cruz and Porvenir mines. Figure 5.1 is a view of part of the town of Guanaceví from the road leading to the Santa Cruz and Porvenir mines.

The population of Guanaceví is approximately 2,000, and the town has all modern amenities, including primary schools and a secondary school of education (high school), various stores, restaurants and a three star hotel. Although the town does not have a bank, it does have a "casa de cambio" (foreign exchange house). The town, mine and plant are connected to the national land-base telephone system that provides reliable national and international direct dial telephone communications as well as stable internet connections and satellite television. Guanaceví has a small airport with a 1,000 m long dirt airstrip capable of handling light aircraft.

Although various people are engaged in town services, the town is economically dependent on the mining and milling operations within the district.



Figure 5.1
Partial View of the Town of Guanaceví

The industrial water for the plant is recycled, with the make-up water (60,000 m^3/year of fresh water) from a nearby underground mine. Electrical power from the Federal Power Authority (34 kV) supplies both the plant and mine. The area has a rich tradition of mining and there is an ample supply of skilled personnel sufficient for both the underground mining operations and the surface facilities.

The town of Guanaceví is located on the altiplano at about 2,170 m elevation, east of the Sierra Madre Occidential mountain range within low, rounded mountains showing a relief of about 650 m from the valley bottoms near 2,100 m to the crests at 2,750 m. Figure 5.2 is a view of the terrain in the area of mine and mill facilities.

The dry season is from October through June with the wet season from July to September. The total average annual rainfall varies from about 65 to 105 mm. Winter temperatures vary from a maximum of 15°C to a minimum of -14°C, while summer temperatures range from a minimum of 20°C to a maximum of 30°C. The climate poses no limitations to the length of the operating season. Freezing temperatures can occur overnight but quickly warm to above freezing during daylight hours. Occasional snow does occur in the area but quickly melts on all but the most protected slopes.

The mountains are predominately covered with evergreen forests around Guanaceví and wildlife in the area consists of deer, badger, foxes, coyotes, squirrels, rabbits and mice. Figure 5.3 is a picture of the deer which come down to the administration area of the mine located across the road from the mill site.

Figure 5.2
View of the Terrain between the Area of Mine and Mill Facilities at Guanaceví



Figure 5.3
Deer Feeding near the Mine Administration Buildings at Guanaceví



Endeavour Silver has negotiated access and the right to use surface lands sufficient for many years of operation.

Endeavour Silver advises Micon that the existing tailings area is sufficient for several years of production with an additional area for future tailings disposal acquired by Endeavour Silver in the immediate area. Property is available at the minesite for a possible mill expansion, however the rugged terrain will be a factor in the location of any additional structures either at the minesite itself or at the mill and office sites closer to Guanaceví.

6.0   HISTORY

6.1   GUANACEVÍ MINING DISTRICT AND THE GUANACEVÍ PROPERTY

Mining has played an important role in Mexico since pre-historic times, but it entered a period of rapid expansion after the Spanish conquest when rich mineral deposits were found. The wealth found in these early mines served as incentives for the early colonizers to locate to remote and barely accessible portions of the county.

It is not known if the indigenous peoples or the Spanish colonists first began mining in the Guanaceví district but mining extends back to at least 1535 when the mines were first worked by the Spanish. By the start of the 18th Century, Guanaceví had become an important mining centre in the Nueva Vizcaya province of Nueva España (New Spain) as reported by Alexander von Humboldt in his travels through Nueva España. However, the Guanaceví mining district is not as well known today.

6.2   HISTORICAL EXPLORATION

The resource and reserve estimates discussed in this section are historical and were prepared prior to February 1, 2001. As a consequence they do not comply with the current Canadian Institute of Mining, Metallurgy and Petroleum (CIM) standards and definitions for estimating resources and reserves as required by Canadian National Instrument 43-101 (NI 43-101) "Standards of Disclosure for Mineral Projects." The historical resource and reserve estimates in this section have been included for historical continuity only and should not be relied upon.

The extent of historical exploration on the property is relatively unknown. Prior to management by Endeavour Silver, production was coming from three mines without the benefit of any systematic exploration drilling, geological mapping or mine planning.

At the start of the 1960's Engineer P. Sanchez Mejorado of Peñoles recommended more exploration to prove up the resource estimate of 360,000 t grading 500g/t silver at the time. Engineer P. Sanchez Mejorado mapped and sampled the mine underground and recommended diamond drilling below the Level 13. This drilling was completed in 1983, with a reported additional 229,000 t outlined grading 1.20 g/t gold and 525 g/t silver over an average thickness of 4.66 m.

Watts, Griffis and McOuat Limited (WGM) noted in its 2005 Technical Report that "The exploration works conducted by Peñoles consisted of channel sampling across the mineralized zone coupled with short lateral winke diamond drill holes (diameter approximately 1 inch) from the vein structure workings and detailed surveying and geological mapping of the underground workings. The limited exploration by Peñoles was well conducted, and blocked out several areas of potential resources." However, WGM stated further that it believed that more than half of the areas of potential resources except for those below the water table (below Level 13) had been mined out.

Pan American Silver Company (Pan American) conducted an eight-month evaluation program in 2003 that consisted of an extensive, systematic, underground channel sampling and surveying program and the drilling of three diamond drill holes in North Porvenir area, holes SSC-01, SSC-02 and SSC-03.

Since taking over in 2004, Endeavour Silver has completed approximately 29,300 m of diamond drilling in 123 holes from both surface and underground drill stations.

Figure 6.1 is an long section of the Guanaceví property showing the drill hole coverage for the four areas of interest in the mine for further exploration, as well as further extraction of any economic mineralization.

Tables 6.1 and 6.2 show the significant drill hole intercepts on the Guanaceví property. Table 6.1 summarizes the significant drill hole intersections prior to Endeavour Silver's involvement in the project and Table 6.2 shows the significant intersections after Endeavour Silver assumed control of the mine.

Figure 6.1
Long Section Showing the Drill Hole Coverage for the Guanaceví Mines Project


PORVENIR DOS
NORTH PORVENIR MINE
SANTA CRUZ MINE
ALEX BRECCIA
EL PORVENIR MINE SANTA CRUZ MINE
Section 36
Section 20
Section 12
SC Section 1
BAU Section 3
LOCATION OF REPRESENTATIVE CROSS SECTIONS
LEGEND
ENDEAVOUR SILVER CORPORATION
GUANACEVÍ PROJECT
Durango, Mex.
SANTA CRUZ MINING TREND
LONGITUDINAL SECTION N45°W
LOOKING N45°E

Figure provided by Endeavour Silver Corp.

6.3 HISTORICAL AND PRESENT MINING

The Guanaceví mining district and the Guanaceví project area are riddled with mine openings and old workings, in a somewhat haphazard fashion near surface, representing the earliest efforts at extraction, and more systematic at depth, which is indicative of later, better organized and engineered mining. Associated with these openings and workings is a number of ruins, which represent the mine buildings, chapels and residences of the inhabitants and indicate the wealth of the mining district during its past. See Figure 6.2 for a photograph of an old mine waste dump located in the trees, alongside the road to the Santa Cruz and Porvenir mines.

The vast bulk of the material which has been extracted from underground operations through the tunnels, shafts and winzes is scattered over the hillsides in waste dumps and beneath the foundations of the ruins and modern buildings. Historically, individual veins or deposits had separate owners and, in the case of some of the larger veins or deposits, had several owners along the strike length which resulted in a surfeit of adits and shafts and very inefficient operations.

Table 6.1
Summary of the Significant Historical Drill Hole Intercepts for the Guanaceví Mines Project Prior to Endeavour Silver Management

Year Drilled	Company	Drill Hole Type	Drill Hole Name	Area	Drill Hole Intersection (m)				Average Assays			
					From	To	Interval Length	True Width	Gold (ppm)	Silver (ppm)	Lead (%)	Zinc (%)
1968	Peñoles	Diamond Drill	S-13	Santa Cruz, Level 13	23.15	34.15	11.00	9.52	2.20	904.00		
1968	Peñoles	Diamond Drill	S-40	Santa Cruz, Level 13	22.40	37.60	15.20	11.64	2.80	1,562.00		
1969	Peñoles	Diamond Drill	S-47	Santa Cruz, Level 13	62.15	71.40	9.05	7.23	3.60	1,202.00		
1983	Peñoles	Diamond Drill	S-49	Santa Cruz, Level 13	92.90	99.55	6.65	5.73	1.10	388.00	1.40	2.10
1983	Peñoles	Diamond Drill	S-52	Santa Cruz, Level 13	121.86	128.40	6.54	5.00	2.10	723.00	2.90	3.90
2003	Plata Panamericana	Diamond Drill	SSC-01	North Porvenir	137.05	142.40	5.35	3.40	1.30	612.00		
2003	Plata Panamericana	Diamond Drill	SSC-02	North Porvenir	196.30	201.80	5.50	3.80	0.50	626.00		
2003	Plata Panamericana	Diamond Drill	SSC-03	North Porvenir	173.10	180.30	7.20	5.09	1.10	528.00		

Table provided by Endeavour Silver Corp.

Table 6.2
Summary of the Significant Drill Hole Intercepts for the Guanaceví Mines Project. After Endeavour Silver Assumed Control of the Mine

Year Drilled	Drill Hole Type	Drill Hole Name	Area	Drill Hole Intersection (m)				Average Assays			
				From	To	Interval Length	True Width	Gold (ppm)	Silver (ppm)	Lead (%)	Zinc (%)
2004	Diamond Drill	NP12A-1	El Porvenir	280.95	284.50	3.55	2.91	1.44	1,153		
2004	Diamond Drill	NP9-1	North Porvenir	313.55	317.15	3.60	2.95	0.65	962		
2005	Diamond Drill	NP11-B	El Porvenir	89.10	91.70	2.60	1.48	0.62	419		
2005	Diamond Drill	NP11C	El Porvenir	61.20	67.50	6.30	5.10	0.89	341		
2005	Diamond Drill	NP12B-1	El Porvenir	91.95	94.15	2.20	1.89	0.99	695		
2005	Diamond Drill	NP14-C	El Porvenir	164.75	168.05	3.30	2.71	0.55	452		
2005	Diamond Drill	NP19-3	North Porvenir	292.00	297.20	5.20	3.85	0.98	572		
2005	Diamond Drill	NP19-4	North Porvenir	304.70	309.25	4.55	3.28	1.39	396		
2005	Diamond Drill	PD35-1	Porvenir Dos	92.15	96.45	4.30	4.21	0.88	460		
2005	Diamond Drill	PD36-1	Porvenir Dos	100.45	104.55	4.10	4.00	1.19	419		
2005	Diamond Drill	PD36-2	Porvenir Dos	131.85	137.45	5.60	4.37	0.93	521		
2005	Diamond Drill	PD37-2	Porvenir Dos	132.30	136.75	4.45	3.47	0.95	512		
2005	Diamond Drill	PD38-1	Porvenir Dos	113.90	114.90	1.00	0.86	2.00	697		
2005	Diamond Drill	PD38-2	Porvenir Dos	134.10	138.85	4.75	2.81	0.93	320		

Table provided by Endeavour Silver Corp.

Figure 6.2
Old Mine Waste Dump Located alongside the Road to the Santa Cruz and Porvenir Mines



The mines within the Guanaceví mining district have been developed primarily by using open stope/shrinkage and cut and fill underground mining methods. Both the ground conditions, which vary from good to poor, and the deposit geometries tend to favour the higher cost, cut and fill mining method with development waste used for backfill.

See Figure 6.3 for a photograph of the headframe for the inclined shaft at the Santa Cruz mine. See Figure 6.4 for a photograph of the Porvenir mine portal.

Figure 6.3
Headframe for the Santa Cruz Mine



Figure 6.4
The Porvenir Mine Portal



As observed by Micon during the underground visit, cut and fill is the preferred method for mining the Santa Cruz vein. See Figure 6.5 for a photograph of one of the drilled breast faces underground at the Porvenir mine showing the hangingwall ore waste mark-up by the geology department (paint line on right hand side of the photograph).

Figure 6.5
A Drilled Breast Face within the Porvenir Mine



There is potential both along the strike of the veins and at depth below the old workings as these areas are largely untested and present a major exploration target for Endeavour Silver.

6.4 HISTORICAL PRODUCTION

Mining in the Guanaceví district extends back to at least 1535 when the mines were first worked by the Spanish.

During the late sixteenth century silver production accounted for 80% of all exports from Nueva España (New Spain), although, by the mid-seventeenth century silver production collapsed when mercury, necessary to the refining process, was diverted to the silver mines of Potosí in present day Bolivia. Collapse of the seventeenth century mining led to widespread bankruptcy among the miners and hacienda owners; however, in the latter half of the seventeenth century silver mining began to recover in Nueva España. By the start of the 18th Century, Guanaceví had become an important mining centre in the Nueva Vizcaya province.

The peasant uprisings of 1810 to 1821 were disastrous to the Mexican mining industry with both the insurgents' soldiers and royalist troops all but destroying the mining production in Mexico, and the Guanaceví mining district was not spared during this period.

The district has experienced several periods of bonanza-grade production including the operation of a mint in 1844. The Guanaceví mining district, however, reached its greatest period of activity at the start of the 20th Century when five processing plants were in operation and more than 15 mines were in production.

J.R. Southworth in his 1905 volume entitled "The Mines of Mexico" mentions that Guanaceví is a very rich district and "that many of the largest capitalists of New York have enormous interests in its mines". Southworth mentions that the Barradán, Hacienda Wilson, El Carmen, Nueva Australia and Hacienda Avila were all good mines and properties within the Guanaceví mining district. However, Southworth also mentioned that "considering the large number of once famous properties in Guanaceví, there are comparatively few now in operation. The cessation of development has been due to various causes, though usually not from lack of ore."

The vast majority of production came prior to the 1910 Mexican Revolution with the Guanaceví mining district being known for its high silver grades. Previous reports noted that the official production records indicate a total value of 500 million pesos equivalent to approximately 500 million ounces of silver and silver equivalents, with a present day value of about US $3.25 billion, has been extracted from this mining district. This makes the Guanaceví district one of the top five silver mining districts in Mexico on the basis of past production.

Since the 1910 Revolution, production has been sporadic. The Guanaceví Mining Company operated from the 1930s until production ceased in 1942. Daily output was approximately 110 tonnes per day (t/d).

In the 1970, the Comisión de Fomento Minero (Federal Mining Commission) (Fomento Minero), a Federal government agency charged with the responsibility of assisting the small-scale Mexican mining industry, constructed a 400 t/d flotation plant, now the Metalurgica Guanaceví plant. The plant has been expanded over time to its present capacity of 800 t/d for the cyanide circuit. In the early 1990s, Fomento Minero started construction of a 600 t/d cyanide leach plant but construction ceased when it was only 30% complete due to the lack of funding.

In 1992, Metalurgica Guanaceví, a private company, purchased the Fomento Minero facilities and completed the construction of the leach plant. During 2002, the flotation plant production ranged from 170 t/d to 250 t/d coming from the three mines: Santa Cruz, Barradon and La Prieta mines, with approximately 700 to 800 t/d of additional feed purchased from other small scale operations.

Prior to Endeavour Silver management, production was coming from three mines without the benefit of any systematic exploration drilling, geological mapping or mine planning. During the 1920s, Peñoles Mining Company (Peñoles) purchased several mines including the Santa Cruz mine, where from 1921 to 1924 the 330 m inclined shaft and several kilometres of underground workings on Levels 6, 7, 8, 10, 11 and 13 were developed that partially explored the vein ore shoots. However, the exploration results gave little promise to Peñoles at that time. The mine entered into a passive state and Peñoles rented the mines to various contractors who have, up to 2005, slowly mined the more accessible mineralization.

In 2004, Endeavour Silver completed a final agreement with the Mexican partner that owned the Metalurgica Guanaceví plant and shareholders of Minera Santa Cruz y Garibaldi S.A. de C.V. (Minera Santa Cruz) to take over the Santa Cruz mine. Ramping was initiated in 2004 to intersect the area where Pan American Silver had drilled three holes in North Porvenir – El Porvenir area. In six months the ramp was driven and approximately 10,000 t were mined from this new zone. Through 2005, approximately 1,524 m of ramping, 1,122 m of drifting and 466 m of raising were completed and 102,617 t were milled.

While it is evident that historical production has occurred in the Guanaceví mining district since pre-colonial times and early production records from the Spanish colonial period probably exist in the Archive of the Indies (Archivo des Indies), in Seville, Spain, in the records of the Viceroyalty of Mexico or in the records for Vizcaya province of Nueva España, Micon did not have access to any historical records of the actual silver and gold production.

Historical production for the years 1991 to 2003, at the Guanaceví Mines project, prior to Endeavour Silver's involvement, is roughly estimated in Table 6.3.

Table 6.3
Summary of the Production for the Guanaceví Property (1991 to 2003)

Year	Tonnes	Silver (g/t)	Gold (g/t)
1991 (from July)	2,306 (est.)	470 (est.)	1.0 (est.)
1992	10,128	340 (est.)	1.3 (est.)
1993	12,706	320 (est.)	0.8 (est.)
1994	18,256	190 (est.)	0.5 (est.)
1995 (until May)	5,774	280 (est.)	0.5 (est.)
1996	11,952	315	0.74
1997	13,379	409	0.87
1998	11,916	550	0.92
1999	6,466	528	0.84
2000	18,497	538	1.01
2001	13,150	510	1.09
2002	NA	NA	NA
2003	1,531	550	1.00
Total 1991 to 2003	**126,061**	**0.90**	**417**

Table provided by Endeavour Silver Corp.

A summary of the production for the years 2005 and 2006, after Endeavour Silver became involved is presented in Table 6.4.

Table 6.4
Summary of Endeavour Silver's Production for the Guanaceví Property (2005 and 2006)

Year	Tonnes	Grade (g/t)		Recovered Ounces		Recoveries	
		Silver	Gold	Silver	Gold	Silver	Gold
2005	102,617	385	0.88	948,323	2,332	74.7	80.5
2006	117,255	449	0.90	1,352,661	2,493	80.0	73.0

Table provided by Endeavour Silver Corp.

For the year ending December 31, 2006, the total output from the Porvenir mine was 153,795 dry tonnes, of which 117,255 t, grading 449 g/t silver and 0.9 g/t gold were processed. The remaining 46,891 t were stockpiled at the ore processing plant for future processing, as the mine continued to outperform the plant while the plant was being refurbished. Including low grade and custom ores, the stockpiles as of December 31, 2006 totalled 57,643 t grading 308 g/t silver, or approximately 570,805 oz of silver.

Figure 6.6 is a photograph of a portion of the silver pour, at the Guanaceví Mines project, that occurred on December 17, 2006 during Micon's site visit.

Figure 6.6
Silver Pour at the Guanaceví Mines Project



6.5 RESOURCE AND RESERVE ESTIMATES PRIOR TO DECEMBER, 2006

Prior to this report, the last resource and reserve estimate for the Guanaceví Mines project was reported in a Technical Report by Range Consulting dated March 31, 2006 and posted on SEDAR. The resource and reserve estimates discussed in this section were estimated by Range Consulting to comply with the current CIM standards and definitions for estimating resources and reserves as required by NI 43-101 regulations.

The March, 2006 resource and reserve estimates conducted by Range Consulting are summarized in Tables 6.5 to 6.8. These tables duplicate Tables 1 to 4 found in the summary section of the Range Consulting Technical Report. The parameters used to estimate the resources and reserves are noted below the tables for each area discussed.

Since the last resource and reserve estimate was completed in March, 2006, Endeavour Silver has conducted further diamond drilling and underground development and has completed a new resource and reserve estimate for the Guanaceví Mines project. Micon has audited Endeavour Silver's new resource and reserve estimate for the Guanaceví Mines project and the discussions related to the new estimate are located in Section 17 of this report. The new resource and reserve estimate conducted by Endeavour Silver and audited by Micon complies with the current CIM standards and definitions for estimating resources and reserves as required by NI 43-101 regulations.

Table 6.5
Range Consulting Adjusted Reserve Estimate as of March 15, 2006
(Table 1, March 31, 2006 Range Consulting Technical Report)

Zone and Classification	Tonnes	Silver (g/t)	Gold (g/t)	Silver (oz)	Gold (oz)	Silver Equivalent (g/t)	Silver Equivalent (oz)
Zone 1							
Proven	18,403	426	0.64	252,100	379	470	278,251
Probable	26,293	425	0.63	359,300	533,	468	396,077
Proven and probable	**44,696**	**425**	**0.63**	**611,400**	**912**	**468**	**674,328**
Zones 2 and 3							
Proven	75,793	645	0.93	1,571,700	2,266	701	1,707,660
Probable	63,386	637	0.92	1,298,100	1,875	962	1,410,600
Proven and probable	**139,179**	**641**	**0.93**	**2,869,800**	**4,141**	**697**	**3,118,260**
All Zones Combined							
Proven	94.196	602	0.87	1,823,800	2,645	656	1,985,911
Probable	89,679	575	0.83	1,657,400	2,408	627	1,806,677
Proven and probable	**183,875**	**589**	**0.85**	**3,481,200**	**5,053**	**642**	**3,792,588**

Notes: 1) Includes mining recovery of 87%.
2) Includes dilution of 10% a 70 g/t silver.
3) Silver recovery is estimated to be 70% and 80% for Zones 1 and Zones 2 and 3, respectively.
4) Gold recovery is estimated to be 76.5% for all zones.
5) Breakeven cut-off grade for Zone 1 is minimum width of 1.0 m at 404 g/t silver equivalent and 306 g/t silver equivalent incremental.
6) Breakeven cut-off grade for Zones 2 and 3 is a minimum width of 1.0 m at 404 g/t silver equivalent and 306 g/t silver equivalent incremental.
7) Formula for equivalent silver ounces = silver ounces + gold ounces x gold factor.
8) Gold factor = (recovery silver/recovery gold) x (NSR silver/NSR gold) or 69 and 60 for Zone 1 and Zones 2 and 3, respectively.
9) NSR, $/oz = price – freight – smelting – refining – royalty.
10) Reserves are based on manual estimates.
11) One troy ounce = 31.1035 grams.

Table 6.6
El Porvenir and North Porvenir Inferred Resource Estimate as of March 15, 2006
(Table 2, March 31, 2006 Range Consulting Technical Report)

Zone and Classification	Tonnes	Silver (g/t)	Gold (g/t)	Silver (oz)	Gold (oz)	Silver Equivalent (g/t)	Silver Equivalent (oz)
Zone 1	197,677	411	0.99	2,612,100	6,292	479	3,046,248
Zones 2 and 3	194,898	369	0.62	2,312,200	3,885	412	2,545,300
All Zones Combined	**392,575**	**390**	**0.81**	**4,924,300**	**10,177**	**446**	**5,591,548**

Notes: 1) Resource is undiluted and does not consider mining extraction.
2) Based on a primary mining minimum width of 1.0 m at a 200 g/t geological cut-off.
3) Formula for equivalent silver ounces = silver ounces + gold ounces x gold factor.
4) Gold factor = (recovery silver/recovery gold) x (NSR silver/NSR gold) or 69 and 60 for Zone 1 and Zones 2 and 3, respectively.
5) Resources are based on a manual polygonal estimate.
6) One troy ounce = 31.1035 grams.

Table 6.7
Deep Santa Cruz Inferred Resource Estimate as of March 15, 2006
(Table 3, March 31, 2006 Range Consulting Technical Report)

Zone and Classification	Tonnes	Silver (g/t)	Gold (g/t)	Silver (oz)	Gold (oz)	Silver Equivalent (g/t)	Silver Equivalent (oz)
Shell A	18,879	653	0.59	396,400	358	689	418,238
Shell B	74,237	572	1.21	1,365,200	2,888	646	1,541,368
Shell C	46,916	542	1.07	817,500	1,614	607	915,954
Shell D	12,737	772	1.94	316,100	794	890	364,534
All Zones Combined	**152,769**	**589**	**1.15**	**2,895,200**	**5,654**	**668**	**3,240,094**

Notes:
1) Resource is undiluted and does not consider mining extraction.
2) Based on a primary mining minimum width of 1.0 m at a 200 g/t geological cut-off.
3) Formula for equivalent silver ounces = silver ounces + gold ounces x gold factor.
4) Gold equivalent based on the ratio of $427 US gold price and $6.98 silver price ($427/$6.98 = 61). The gold equivalent calculation will be affected by other factors, such as recovery and net smelter return of both gold and silver. These factors are not known for the Deep Santa Cruz area.
5) Resources are based on a manual polygonal estimate.
6) One troy ounce = 31.1035 grams.

Table 6.8
Porvenir Dos Inferred Resource Estimate as of March 15, 2006
(Table 4, March 31, 2006 Range Consulting Technical Report)

Zone and Classification	Tonnes	Silver (g/t)	Gold (g/t)	Silver (oz)	Gold (oz)	Silver Equivalent (g/t)	Silver Equivalent (oz)
Santa Cruz	170,017	407	0.84	2,224,700	4,592	458	2,504,812
Conglomerate	40,115	474	0.73	611,300	942	519	668,762
All Zones Combined	**210,132**	**420**	**0.82**	**2,836,000**	**5,534**	**477**	**3,173,574**

Notes:
1) Resource is undiluted and does not consider mining extraction.
2) Based on a primary mining minimum width of 1.0 m at a 200 g/t geological cut-off.
3) Formula for equivalent silver ounces = silver ounces + gold ounces x gold factor.
4) Gold equivalent based on the ratio of $427 US gold price and $6.98 silver price ($427/$6.98 = 61). The gold equivalent calculation will be affected by other factors, such as recovery and net smelter return of both gold and silver. These factors are not known for the Porvenir Dos area.
5) Resources are based on a manual polygonal estimate.
6) One troy ounce = 31.1035 grams.

7.0 GEOLOGICAL SETTING

The geological setting of the Guanaceví property is described in detail in the March, 2006 NI 43-101 Technical Report by Range Consulting which was filed by Endeavour Silver on SEDAR. The following description of the geological setting has been excerpted and edited from the March, 2006 report.

7.1 REGIONAL GEOLOGY

The rock types of the district can be divided into three principal stratigraphic groups based on Consejo de Recursos Minerales stratigraphic studies and Endeavour Silver drill core-based observations during the 2005 exploration program.

7.1.1 Guanaceví Formation

The oldest unit in the district is the Guanaceví Formation, a polymictic basal conglomerate composed of angular to subangular fragments of quartz and metamorphic rocks set in a sandy to clayey matrix within sericitic and siliceous cement. It is assigned to the Upper Jurassic or Lower Cretaceous on the basis of biostratigraphic indicator fossils mentioned but not detailed in the Durango State Geological Reference Report (1993). At least 450 m of thickness has been reported in the Guanaceví area for this basal unit, the lower contact of which has not been observed. In most areas, the upper contact is structural on high-angle normal faults but, in the San Pedro area, the upper contact is abrupt from Guanaceví conglomerate rocks to fairly fresh, dark coloured andesitic flows of the Lower Volcanic Sequence that appear conformable to the underlying Guanaceví Formation. The Jurassic assignment of the Guanaceví Formation has been in question, and at least two reports in the 1990's consider it to be Tertiary (Durning and others, unpublished reports). A Tertiary age for the unit mitigates the idea of a transitional unit persisting through the Cretaceous; alternatively, it is possible that paraconformities in the package may be present but unreported to date.

Regional studies in Mexico demonstrate that Mesozoic rocks basal to the Tertiary section are strongly deformed with the development of sericitic alteration, shearing and microfolding in local shear zones and stronger deformation associated with overthrust nappe folds of Laramide age (late Cretaceous to end of the Paleocene). This type of strong deformation is not visible in the Guanaceví Formation, further raising questions about the validity of a Mesozoic assignment for this unit.

The Guanaceví Formation has been structurally defined as a horst, occupying the central portion of the northwest trending Guanaceví erosional window and flanked by sets of northwest striking normal faults that offset the Upper and Lower Volcanic Sequences down to the southwest and northeast on corresponding sides of the window. Mineralization within the horst is hosted by the conglomerate, both as dilatational high-angle fracture-filled structures and, in the San Pedro area, as manto-like replacement bodies below the upper contact of the conglomerate with overlying andesitic units of the Lower Volcanic Sequence.

7.1.2 Lower Volcanic Sequence

Using an inherited stratigraphic framework for the area, andesitic rocks and associated sedimentary units are placed in a loosely-defined package of flows and volcaniclastic sediments correlated with Eocene volcanism throughout the Sierra Madre of Mexico. No radioisotope age determinations have been made on volcanic units of the Guanaceví district, and lithological correlations to the Lower Volcanic Sequence appear to be reasonable for the andesitic flows and associated volcaniclastic units.

It has been observed in the rocks that host the Porvenir and Santa Cruz mine workings that the andesite occurs as a pale green to nearly black volcanic flow ranging from aphyric to plagioclase-hornblende phyric. Plagioclase is the common phenocryst type with crystals ranging from 1 to 2 mm up to 10 mm. Hornblende phenocrysts are 1 mm to 4 mm in length. In porphyritic andesites, feldspar phenocryst abundance approaches 5%, and hornblende abundance is generally less than 3%.

The sequence of rock types in the Lower Volcanic Sequence, as presently understood, is a coarsening-upward series of volcaniclastic sediments capped by an andesite flow as described above. The sedimentary lithologies are siltstones overlain by sandstone with minor intercalations of conformable conglomerate beds. The siltstone-sandstone sequence becomes transitionally dominated by conglomeratic beds at the top of the volcaniclastic package. Overall thickness of the siltstone-sandstone beds is up to 120 m. Conglomerate beds of the Lower Volcanic Sequence are from a few centimetres to 150 m thick at the top of the package, and differ from the conglomerates of the Guanaceví Formation in that Lower Volcanic Sequence clasts are mainly andesite of varying textural types.

7.1.3 Upper Volcanic Sequence

The Upper Volcanic Sequence consists of rhyolite crystal-lapilli tuff units uncomformably overlying the andesites which are generally structurally disrupted and altered by oxidation and silicification. The rhyolite is strongly argillically-altered with silicification overprinting argillic alteration in the immediate hangingwall of quartz veins and other silicified structures. The rhyolite commonly contains rounded quartz 'eyes' up to 4 mm in diameter, and the matrix consists of adularia, kaolinite and quartz. Local concentrations of biotite crystals up to 2 mm are not uncommon. The rhyolite has variable textures from thin-bedded ash flows to coarse lapilli tuffs with lithic clasts of andesite or rhyolite up to 50 cm in diameter. These latter commonly exhibit alteration rims indicating high temperatures and fluids in the volcanic environment. The thickness of the rhyolite tuff assemblage has not been measured at this time, but appears to exceed 300 m.

Geochemically, the lower portion of the rhyolites has been demonstrated by Rare Earth Element (REE) data, from a series of samples taken from East Santa Cruz drilling, to be magmatically linked to the underlying andesites. The similarity between REE patterns of the rhyolite crystal-lapilli tuff and the andesitic rock units in this data set suggest a common source for the two volcanic packages that is difficult to reconcile with the idea of many

millions of years of volcanic quiescence (from Lower Volcanic to Upper Volcanic Sequences). This raises the possibility that regional correlations for Guanaceví rhyolite based on radioisotope age determinations may result in assignment of the rhyolite (of the Santa Cruz/Porvenir mine area) to the Lower Volcanic Sequence rather than the Upper. In the San Martin de Bolanos district of Jalisco and also in the Topia district of Durango State, uppermost volcanic lithologies of the Lower Volcanic Sequence are rhyolitic and directly associated with mineralization. This may be true for the Guanaceví mining district as well.

See Figure 7.1 for a map of the regional geology in the area surrounding the Guanaceví mining district. See Table 7.1 for a generalized stratigraphic column in the Guanaceví mining district.

Table 7.1
Generalized Stratigraphic Column in the Guanaceví Mining District

Geological Age		Stratigraphic Units and Lithologies	Thickness (m)
Tertiary	Oligocene	**Upper Volcanic Sequence** Rhyolitic tuffs and ignimbrites	+ 300 m
	Eocene	**Lower Volcanic Sequence** Andesite porphrytic flow Andesite conglomerate Volcanic sandstone/siltstone	≤ 70 m ≤ 150 m ≤ 120 m
Jurassic (?)	(Late) ?	Guanaceví Formation	+ 450 m

Note: Adapted from the March, 2006 Technical Report by Range Consulting

7.1.4   Structural Setting

Figure 7.1, shows major faults of the Guanaceví mining district on a simplified geologic map of the region. The map pattern constitutes an erosional window caused by crustal uplift apparently centred about 3 km west of Guanaceví. With some exceptions, fracture-filling vein mineralization is localized on the flanks of the uplift centre, suggesting a genetic relationship between uplift and mineralization. The three principal trends of high-angle normal faults that characterize the region are as follows:

- The dominant structural trend in the region is northwest, with significant north-north-northeast faults in a likely conjugate relationship. This generation of structures hosts most of the mineralization in the district.

- Northeast faults postdate the mineralized structures.

- East-west faults appear last.

This pattern sequence would appear to indicate an early extension in a northeast-southwest direction, followed by a later extension in an east-northeast – west-southwest direction, followed by a northwest-southeast extension and finally ending with the latest extension in a

Figure 7.1
Regional Geology Map for the Guanaceví Mining District



GUANACEVI
TO DURANGO
SAN PEDRO UNO
LA JOYA
EL TERREMOTO
ALAJAA
DEMOCRATA
NOCHE BUENA
EPSILON
LA SULTANA
IDA
LA MAZATLECA
LA GARDENIA
LA GUIRNALDA
ANA MARIA
AMPL. DEL SOTO
VERONICA
EL DESENGAÑO
EL MILACHE
SANTA CRUZ FAULT
EL PELAYO
EL PELAYO Y ANEXAS CLAIM
EL PORVENIR CLAIM
EL PORVENIR DOS CLAIM
EL PORVENIR
SANTA CRUZ
SANTA CRUZ DOS CLAIM
SANTA CRUZ OCHO CLAIM
SAN MARCOS
LA PLATA
EL AGUAJE DE ARRIBA
AMP. EL AGUAJE DE ARRIBA
NUESTRA SEÑORA
SAN VICENTE
BARRADON
PLANT
PROCESSING MILL GUANACEVI S.A. DE C.V.
PLANT
PROCESSING MILL METALURGICA GUANACEVI S.A. DE C.V.
UNIFICACION SANTA CRUZ CLAIM
SAN GUILLERMO CLAIM
LA PRIETA
UNIFICACION FLORA CLAIM
FAULT
SYMBOLS
QUATERNARY
ALLUVIUM
TERTIARY PALAEOCENE
ANDESITES ?
CRETACEOUS LOWER
SILLSTONE-ANDESITIC TUFF
POLYMETIC CONGLOMERATE
INTRUSIVE IGNEOUS ROCKS
DIORITE ?
PORPHYRITIC DIORITE
EXPLANATION
CONCESSIONS ENDEAVOUR SILVER CORPORATION
CONCESSIONS IGNACIO BARRAZA
PROCESSING MILL
FAULTS
ROADS
CREEK
OPERATING MINE
ABANDONED MINE
TAILING PONDS
GUANACEVI DISTRIC GEOLOGIC MAP
Adapted from Frisco mapping, 1989
NORTH
SCALE
Metres

Map provided by Endeavour Silver Corp.

north-south direction. This clockwise evolution of principal stress directions is similar to that of other regions in the American Cordillera, including the Sierra Madre of Mexico.

Timing of uplift of the Guanaceví window is constrained by the following considerations:

- Dilatational fractures flanking the uplift are dominantly northwest trending, with subordinate north and north-northeast components. Northeast and eastwest fractures are not significant in controlling the uplift pattern. Thus uplift is early in the structural evolution described above.
- The northeast-southwest extension in Mexico is generally associated with opening of the Gulf of California, and dated as Oligocene to Miocene.
- Uplift therefore may be coeval with the onset of silicic volcanism of the Upper Volcanics, which are considered Oligocene in age.

It is reasonable to conclude that uplift occurred at the onset of Upper Volcanic Sequence eruptions (Oligocene), northeast-southwest extension, and was coeval with mineralization. The cause of uplift, however, is left unexplained by these considerations. Alternative explanations include magmatic upwelling at depth, resurgent doming within a cryptic caldera, or tectonic transpression resulting from large-scale lateral displacement

7.2 PROJECT GEOLOGY

The Santa Cruz mine property, which forms part of the main portion of the Guanaceví Mines project, covers about a 3.0 km strike length of the Santa Cruz fault/vein system. The Santa Cruz vein is similar in many respects to all of the other veins in the Guanaceví district except that it is the only one to lie on the west side of the horst of Guanaceví Formation and associated facies, and it dips west instead of east. See Figure 7.2 for the Guanaceví Mines project geology map.

In the Porvenir Dos area and the Deep Santa Cruz mine workings, a low angle rhyolite crystal-lapilli tuff and andesitic contact occurs high in the hangingwall of the Santa Cruz vein indicating a fault contact with Guanaceví Formation, which obviously cuts the contact.

7.2.1 Local Structure

The Santa Cruz vein, the principal host of silver and gold mineralization, is located on the west side of the horst of the Guanaceví Formation. It trends northwest and principally places Guanaceví Formation in the footwall against andesite and/or rhyolite in the hangingwall. The vein/fault presents a preferred strike of N45°W with dips from 45° to 65° to the southwest. From La Prieta to Porvenir Dos it extends a distance of 5 km and averages approximately 3.0 m in width.

Figure 7.2
Guanaceví Mines Project Geology Map



GUANACEVI
BARRADON
PLANT
PROCESSING MILL GUANACEVI S.A. DE C.V.
PLANT
PROCESSING MILL METALURGICA GUANACEVI S.A. DE C.V.
TO DURANGO
TO SAN PEDRO
SAN MARCOS
LOS INGLESES
NUESTRA SEÑORA
CHAMOLE
AMP. WILSON
WILSON
VETA EL AGUAJE
SAN VICENTE
EL PELAYO Y ANEXAS CLAIM
AMP. EL AGUAJE DE ARRIBA
CATA RICA
EL PELAYO
LA PLATA
EL AGUAJE DE ARRIBA
SANTA CRUZ FAULT
EL PORVENIR CLAIM
SERVICES SHAFT
PORVENIR PORTAL
SANTA CRUZ SHAFT
EL PORVENIR DOS CLAIM
UNIFICACION SANTA CRUZ CLAIM
FAULT
EL PORVENIR
SANTA CRUZ
SAN GUILLERMO CLAIM
SANTA CRUZ DOS CLAIM
SANTA CRUZ OCHO CLAIM
LA PRIETA CLAIM
LA PRIETA
UNIFICACION FLORA CLAIM
TO LA SIERRA
SYMBOLS
QUATERNARY
ALLUVIUM
TERTIARY PALAEOCENE
CRETACEOUS LOWER
INTRUSIVE IGNEOUS ROCKS
EXPLANATION
CONCESSIONS ENDEAVOUR SILVER CORPORATION
PROCESSING MILL
FAULTS
ROADS
CREEK
OPERATING MINE
ABANDONED MINE
SHAFT
PORTAL & ADIT
TAILING PONDS
PROPERTY GEOLOGICAL MAP
Adapted from Frisco Mapping, 1989
NORTH
SCALE

Map provided by Endeavour Silver Corp.

The broader and higher grade mineralized ore shoots tend to occur along flexures in the Santa Cruz vein structure, where sigmoidal loops are developed both along strike and down dip. The vein in Deep Santa Cruz for instance splays into two, three or four separate mineralized structures and the intervening wallrocks are also often well mineralized, giving mining widths up to 20 m in some places. These sigmoidal loops tend to develop with some regularity along strike and all of the ore shoots at the Santa Cruz mine have about a 60° plunge to the northwest.

7.2.2 Alteration

The sedimentary and volcanic rocks are hydrothermally altered with propylitization (chlorite) the most widespread, up to 150 m from the veins, with narrower bands of potassic and argillic alteration (kaolinite and adularia) typically up to 25 m thick in the hangingwall and with silicification near the veins. Phyllic alteration, however, is absent in the Guanaceví district.

8.0 DEPOSIT TYPES

The Guanaceví silver-gold district comprises classic, high grade silver-gold, epithermal vein deposits, characterized by low sulphidation mineralization and adularia-sericite alteration. The Guanaceví veins are typical of most other epithermal silver-gold vein deposits in Mexico in that they are primarily hosted in the Tertiary lower volcanic series of andesite flows, pyroclastics and epiclastics overlain by the upper volcanic series of rhyolite pyroclastics and ignimbrites. Evidence is accumulating in the Guanaceví mining district that the mineralization is closely associated with a pulse of silicic eruptions that either signalled the end of Lower Volcanic Sequence magmatism or the onset of Upper Volcanic Sequence activity.

Low-sulphidation epithermal veins in Mexico typically have a well defined, subhorizontal ore horizon about 300 m to 500 m in vertical extent where the bonanza grade ore shoots have been deposited due to boiling of the hydrothermal fluids. Neither the top nor the bottom of the Santa Cruz ore horizon has yet been found but, given that high grade mineralization occurs over a 400 m vertical extent from the top of the Garibaldi shaft (south of the Santa Cruz mine) to below the Level 13 in Santa Cruz, it is likely that erosion has not removed a significant extent of the ore horizon.

Low-sulphidation deposits are formed by the circulation of hydrothermal solutions that are near neutral in pH, resulting in very little acidic alteration with the host rock units. The characteristic alteration assemblages include illite, sericite and adularia that are typically hosted by either the veins themselves or in the vein wall rocks. The hydrothermal fluid can travel either along discrete fractures where it may create vein deposits or it can travel through permeable lithology such as a poorly welded ignimbrite flow, where it may deposit its load of precious metals in a disseminated deposit. In general terms this style of mineralization is found at some distance from the heat source. Figure 8.1 illustrates the spatial distribution of the alteration and veining found in a hypothetical low-sulphidation hydrothermal system.



Figure 8.1
Alteration Mineral Distributions within a Low Sulphidation System



Acidic Alteration
(Kaolinite +/- Alunite +/- native S - opaline Silica
(Steam-heated Alteration)
Chalcedony Blanket
Paleo Surface
Hot Springs
Water Table
Sinter Terrace
Sericite/illite
+/- Adularia
Chlorite-calcite
+/- Epidote
Permeable Lithology
Vein Ore
50 - 100
50 - 100
metres
Vein Ore
Crustified Quartz/Chalcedony-carbonates
+/- Adularia +/- Barite/Fluorite
Smectitete/Mixed-layer Clay
+/- Chlorite

Figure taken from Pressacco, 2005.

9.0 MINERALIZATION

The mineralization of the Guanaceví property is described in detail in the March, 2006 NI 43-101 Technical Report by Range Consulting filed by Endeavour Silver on SEDAR. The following description of the geological setting has been excerpted and edited from the March, 2006 report.

The principal mineralization within the Santa Cruz-Porvenir mines is an epithermal low-sulphidation, quartz-carbonate, fracture-filling vein hosted by a fault-structure that trends approximately N45°W (+/- 5°) and dips 55° (+/- 5°) southwest. The fault and vein comprise a structural system referred to locally as the Santa Cruz vein structure or Santa Cruz vein fault. The Santa Cruz vein structure has been traced 5 km along the trend and averages about 3.0 m in width. Mineralization in the system is not continuous, but occurs in steeply northwest-raking shoots up to 200 m in strike-length. A second vein, sub-parallel to the Santa Cruz vein but less continuous, is economically significant in the Porvenir Dos zone and

in the northern portion of deep North Porvenir. It is referred to in both areas as the "Footwall vein", although in Porvenir Dos, the term "Conglomerate vein" has also been employed.

9.1   SANTA CRUZ VEIN

The Santa Cruz vein is a silver-rich structure with lesser amounts of gold, lead and zinc. Mineralization has averaged 500 g/t silver and 1 g/t gold over 3 m true width. The minerals encountered are argentite-acanthite, limited gold, galena, sphalerite, pyrite and manganese oxides. Gangue minerals noted are barite, rhodonite, rhodochrosite, calcite, flourite and quartz. The mineralization down to Level 6 in the Santa Cruz mine is mainly oxidized with a transition zone of oxides to sulphides occurring between Levels 6 to 8, although sulphide ore was mined above Level 6.

Mineralization exhibits evidence of eposodic hydrothermal events which generated finely banded textures. The higher grade mineralization in the district is commonly associated with multiple phases of banding and brecciation. The first phase, deposition of white quartz, white calcite and pyrite in stockwork structures often exhibits horse-tail structures bifurcating both in the horizontal and vertical sense to form imbricate pods. The second phase deposited semitranslucent quartz with argentite, scarce gold, and oxides of manganese (2%) and rare lead and zinc sulphide (4%), the latter particularly in the lower part of the hydrothermal system. The second phase was accompanied by the deposition of barite, rhodonite, rhodochrosite, flourite and calcite.

This second phase comprises multiple pulses of mineralization expressed in the vein structures as bands of massive, banded or brecciated quartz. Massive and massive-to-banded quartz are commonly associated with carbonate which is predominantly manganoan calcite and calcitic rhodocrosite. Rhodonite is much less abundant than carbonates but is not uncommon.

According to results obtained through diamond drilling, the lead and zinc mineralization occurs more commonly in the vein below the water table which in the Santa Cruz mine occurs just below the 13 Level.

9.2   FOOTWALL VEINS

In the Porvenir Dos area and in the deeper portion of North Porvenir, a footwall-hosted vein lies in the footwall of the Santa Cruz vein structure. In both areas, this footwall vein is either within Guanaceví Formation footwall rocks or is at the structural contact between Guanaceví Formation and Lower Volcanic Sequence andesite. It is banded to brecciated quartz plus carbonate and contains local scatterings (< 1%) of sulphides (pyrite>sphalerite>galena>chalcopyrite) and rare pods (< 50 cm) of sulphides. It appears likely from drill sections that these footwall vein occurrences are splays of the main Santa Cruz vein structure and are largely sympathetic to it. At the north end of North Porvenir, on Section 19, the footwall vein attains a true width of over 7 m with silver grades of approximately 400 g/t in some areas. In Porvenir Dos, the footwall vein is narrower than the

Santa Cruz vein and is overall a lower-grade vein, although one high grade intercept (uncapped) has been recorded in drill hole PD 36-3, at 2,548 g/t silver over 1.25 m.

10.0 EXPLORATION

A description of the historical exploration work conducted on the Guanaceví Mines project is provided in Section 6. A detailed description of Endeavour Silver's 2004 and 2005 exploration programs and results is contained in the March, 2006 Technical Report by Range Consulting. Only the 2006 exploration program undertaken since the publication of the March, 2006 report will be discussed in this section.

10.1 EXPLORATION PROGRAM APRIL TO DECEMBER, 2006

Exploration programs on the Guanaceví property between the release date of the Range Consulting report in March, 2006 and December, 2006 consisted of a continuation of the drilling program mentioned in the Range Consulting report. In total Endeavour Silver completed a further 67 diamond drill holes on the Santa Cruz vein for a total of 18,497.2 m. These drill holes were completed in areas of previously reported resources and reserves and were used to confirm and extend the existing resource estimates for the underground operation. Table 10.1 provides statistics of the drilling conducted between April and December, 2006. The details for the exploration drilling program conducted between April and December, 2006 is contained in Section 11 of this report.

Table 10.1
Exploration Drill Holes Undertaken Between April and December, 2006

Project Area	Diamond Drill Holes	Metres
North Porvenir	42	13,425.95
Deep Santa Cruz	17	3,885.05
Alex Breccia	8	1,186.20
Total	**67**	**18,497.20**

Table provided by Endeavour Silver Corp.

In the existing mines, there is the potential to find further areas of promising mineralization along the strike extensions of the deposits and at depth below the old workings. While some of these areas have been tested by drilling locally the true extent of the mineralization remains largely untested and presents a major exploration target for Endeavour Silver.

Through its management of the property, Endeavour Silver will have the benefit of being able to build upon existing mineral resources and mineral reserves as well as on its production experience and the mine's production history when outlining its future exploration programs.

11.0   DRILLING

A description of the historical drilling conducted on the property is provided in Section 6. A detailed description of Endeavour Silver's 2004 and 2005 drilling programs and results is contained in the March, 2006 Technical Report by Range Consulting. Only the drilling results obtained since the publication of the March, 2006 report will be discussed in this section.

In discussions with Endeavour Silver personnel during the December, 2006 Micon site visit it was determined that no changes have occurred to the methods of outlining and surveying the locations of the drill holes since the publication of the March, 2006 report. However, for completeness of this report, the description from the March, 2006 report has been extracted, edited, and is presented below.

11.1   ENDEAVOUR SILVER DRILLING PROCEDURES

After review and approval by Endeavour Silver management of the planning and budgeting of the drilling programs proposed by Endeavour Silver geologists, the individual drill sites are prepared and surveyed. On the drill site, the drill set-up is surveyed for azimuth, inclination and collar coordinates with the drilling subject to daily scrutiny and coordination, with the drill crew, by Endeavour Silver geologists. At or near the targeted drill hole depth, the hole is surveyed using a Reflex down-hole survey instrument in multi-shot mode. The instrument is lowered down the drill rod string by wireline (the core barrel has been removed) and extended through the bit, where it hangs unsecured by resting on the bit crown. Survey measurements are thus obtained at a depth of approximately 4 m below the end of the drill string and at 30 m to 50 m intervals from the bottom of the hole to the collar. The survey data obtained from the drill hole are transferred to a handheld PDA, by which it is transferred to the office and thence to the Vulcan mine planning software and AutoCAD databases.

Drill core is collected daily, carried to the core storage building where it is laid out, measured, logged for geotechnical and geological data, and marked for sampling.

Most drilling is conducted so that a drill core intercept of the Santa Cruz vein occurs at near perpendicular-to-target attitudes. No drilling is designed for intercept angles less than about 35° to the target, and most are 45-90°. True thicknesses are estimated from the measured inclination of the drill hole intercept and the interpreted dip of the vein.

11.2   APRIL TO DECEMBER, 2006 EXPLORATION DRILLING PROGRAM

Between the release date of the Range Consulting report in March, 2006 and December 31, 2006, Endeavour Silver completed 67 diamond drill holes on the Santa Cruz vein for a total of 18,497.2 m in the areas of its previously reported resources and reserves. These areas were, Porvenir Mine Zones #1 and #3, Santa Cruz and Alex Breccia. These areas will be addressed below in that order. The list of selected drill results for this portion of the drilling

program is given in Table 11.1. Figure 11.1 is a map indicating the collar locations of the drill holes.

Table 11.1
Selected Drilling Highlights, April to December, 2006

Area	Drill Hole	Drill Hole Intersection (m)				Assays	
		From	To	Interval Length	Estimated Width	Gold (g/t)	Silver (g/t)
Porvenir Zone 3	NP4-2	185.50	189.25	3.75	3.07	1.00	572
Porvenir Zone 3	NP5-2	225.10	234.45	9.35	8.10	0.23	415
Porvenir Zone 3	NP5-3	259.05	261.65	2.60	1.84	0.57	507
Porvenir Zone 1	NP17B	89.55	92.80	3.25	2.28	1.28	555
Porvenir Zone 1	NP20-3	223.00	226.25	3.25	2.93	0.41	271
Porvenir Zone 1	NP20-4	256.20	274.20	18.00	13.99	1.10	304
Porvenir Zone 1	NP20-5	417.00	422.60	5.60	3.36	1.10	622
Porvenir Zone 1	NP20-7	402.90	411.20	8.30	5.89	0.14	398
Porvenir Zone 1	NP21-4	262.80	280.35	17.55	13.83	0.98	509
Porvenir Zone 1	NP21-5	377.50	381.85	4.35	2.78	1.50	658
Porvenir Zone 1	NP22-4	268.70	274.05	5.35	5.27	1.43	826
Santa Cruz	DSC2-12	128.75	136.50	7.75	5.97	0.69	472
Santa Cruz	DSC2-13	112.00	114.75	2.75	2.45	2.54	1,618
Santa Cruz	DSC2-16	243.20	256.55	13.35	9.48	1.61	855
Alex Breccia	BAU2	70.00	72.10	2.10	1.85	1.61	532
Alex Breccia	BAU5	121.40	125.55	4.15	2.74	1.48	888
Alex Breccia	BAU6	136.70	143.00	6.30	4.66	0.43	667

Table provided by Endeavour Silver Corp.

11.1.1   Porvenir Mine

In the Porvenir mine area, drilling from surface continued throughout the year, with as many as three rigs working at the same time. The Zone 3 drilling targeted the southern continuation of mineralization beneath the El Porvenir and Santa Cruz Dos concessions, both above and below the main ramp.   This drilling tied together the 2004-2005 drill results with a historic resource established by Peñoles on the basis of 5 AQ gauge diamond drill holes from the 1963 and 1983-84 exploration programs. Beginning in April, 2006, Endeavour drilled 18 holes from surface for a total of 4,249.7 m. The drilling demonstrated a horizontal pattern of high-grade material beneath the main ramp on the El Porvenir-Santa Cruz Dos boundary.   On the basis of these results, a drift ramp was advanced in the vein and encountered good grades at exceptional widths (> 8 m) in the area between Sections 5 and 4. The assay results from three holes in the Zone 3 drilling program are given in Table 11.1.

Figure 11.1
Drill Hole Collar Locations on the Guanaceví Property


PORVENIR DOS
NORTH PORVENIR MINE
SANTA CRUZ MINE
ALEX BRECCIA
EL PORVENIR
SANTA CRUZ
LA PRIETA
ANA CRISTINA
ELIZABETH
AMP. PLANILLAS
LA ESCONDIDA
LAS CUÑAS
EL PELAYO
GARIBALDI
CRUCERO
TO METALLURGICA GUANACEVI
Section 36
Section 20
Section 12
SC Section 1
BAU Section 3
LOCATION OF REPRESENTATIVE CROSS SECTIONS
LEGEND
SURFACE ROADS
UNDERGROUND WORKINGS
DRILL PAD OR STATION
OPERATING MINES
ABANDONED MINES
TOPOGRAPHIC CONTOURS
NORTH
ENDEAVOUR SILVER CORPORATION
GUANACEVÍ PROJECT
Durango, Mex.
DRILL COLLAR
LOCATION MAP

Map provided by Endeavour Silver Corp.

Drilling in Zone #1 consisted of 24 holes totalling 9,176.2 m that demonstrated a substantial zone of economic mineralization at depths to the 1,950 m elevation. Assay results from eight drill holes in this program are given in Table 11.1.

Table 11.2 is a summary of the total drill holes which comprised the drilling on Zones 1 and 3 of the Porvenir mine.

Table 11.2
Drilling List Porvenir Mine, April to December, 2006

Porvenir Zone 3						
Drill Hole	Northing	Easting	Elevation	Azimuth	Dip	Total Depth (m)
NP2S-1	2,866,556	400,903	2,432	45	-67	170.8
NP2S-2	2,866,556	400,903	2,432	45	-79	237.5
NP1S-1	2,866,570	400,843	2,433	45	-63	226.5
NPO-1	2,866,631	400,832	2,441	45	-70	228.0
NPO-2	2,866,630	400,832	2,442	45	-90	304.7
NP1-1	2,866,646	400,785	2,455	42	-65	260.5
NP1-2	2,866,646	400,784	2,455	42	-75	294.6
NP2-1	2,866,704	400,767	2,464	45	-60	249.3
NP2-2	2,866,704	400,767	2,464	45	-71	254.5
NP3-1	2,866,753	400,748	2,469	45	-64	197.3
NP3-2	2,866,753	400,748	2,469	45	-83	240.3
NP4-1	2,866,877	400,796	2,439	45	-73	104.6
NP4-2	2,866,801	400,725	2,471	45	-75	222.1
NP4-3	2,866,801	400,725	2,471	45	-90	255.8
NP5-1	2,866,930	400,776	2,446	45	-87	100.1
NP5-2	2,866,811	400,665	2,501	45	-65	263.3
NP5-3	2,866,811	400,665	2,501	45	-78	289.4
NP5-4	2,866,807	400.664	2,501	45	-90	350.7
				Sub-Total		4,249.7
Porvenir Zone 1						
Drill Hole	Northing	Easting	Elevation	Azimuth	Dip	Total Depth (m)
NP16-3	2,867,164	400,226	2,510	45	-75	448.6
NP16-4	2,867,163	400,230	2,510	45	-80	451.4
NP17-4	2,867,263	400,254	2,484	45	-90	416.0
NP18-4	2,867,176	400,095	2,480	45	-70	495.9
NP18-A	2,867,387	400,312	2,447	45	-58	130.4
NP19-A	2,867,417	400,255	2,436	45	-53	132.9
NP20-5	2,867,326	400,101	2,407	225	-86	458.0
NP20-6	2,867,215	399,996	2,423	45	-66	463.3
NP20-7	2,867,216	399,996	2,423	45	-65	474.5
NP20-A	2,867,456	400,225	2,421	45	-50	111.7
NP21-2	2,867,358	400,064	2,390	45	-50	289.4
NP21-3	2,867,358	400,063	2,390	45	-70	243.6
NP21-4	2,867,358	400,063	2,390	45	-83	445.0
NP21-5	2,867,357	400,067	2,390	225	-87	454.3
NP21-6	2,867,274	399,981	2,409	45	-68	434.7
NP22-3	2,867,401	400,032	2,374	45	-59	280.7
NP22-4	2,867,341	399,978	2,385	45	-68	373.8
NP22-6	2,867,341	399,978	2,386	45	-82	448.4
NP23-5	2,867,370	399,937	2,365	45	-72	375.5
NP23-6	2,867,370	399,936	2,365	45	-87	460.6
NP24-2	2,867,404	399,823	2,369	45	-59	386.7
NP24-4	2,867,377	399,869	2,366	45	-64	435.2
NP25-1	2,867,403	399,823	2,370	45	-62	412.5
NP25-2	2,867,404	399,823	2,369	45	-83	553.8
				Sub-Total		9,176.3

Table provided by Endeavour Silver Corp.

Figure 11.2 shows the drilling intersections in the Porvenir mine area during the April to December, 2006 exploration program as indicated by red crosses. Zone #1 is on the northeast end of the mine area, and Zone #3 is on the southeast. The Zone #1 drilling is concentrated in deeper elevations and contributes a significant increase in the 2006 Indicated Resource.

Figure 11.2
Drilling Intersections in the Porvenir Mine Area April, 2006 to December, 2006



Map provided by Endeavour Silver Corp.

The deeper portions of Zone #1 are still open at depth and along strike. Two of the holes have indicated a calculated vein width greater than 13 m, with this zone complicated by at least two sympathetic or conjugate veins associated with the Santa Cruz vein proper. Figure 11.3 illustrates the complexity of the vein on Section 20.

11.1.2 Santa Cruz Area

In the Santa Cruz area, underground drilling since the Range Consulting report consisted of 17 drill holes (HQ and NQ) for a total of 3,885.1 m. This drilling was conducted from Cross-cuts #2 and #3 on the 13 Level [Elevation 2,163 m above mean sea level (msl)]. Figure 11.4 illustrates a cross-sectional view of some of the drilling from Crosscut #2 showing calculated grades and widths of the Santa Cruz vein. See Table 11.1 for assay highlights from this group of drill holes.

Breccia textures are common, even prevalent, in the Santa Cruz area mineralization, which distinguishes it from much of the Porvenir mine expressions of the Santa Cruz vein. Another distinctive feature of the Santa Cruz area mineralization is the variable presence of lead-zinc mineralization in 3 or 4 core intervals up to and including economic levels. However, insufficient consistency of the lead-zinc mineralization in the area prevents it from being considered in resource estimations. There is an indication of a lower genetic level in the

Santa Cruz mine than at equivalent elevations in Porvenir drilling, where the lead-zinc mineralization is not significant.

Figure 11.3
Section 20 Indicating the Complexity of the Vein in Zone #1


SANTOS RIVER
Tr
Ta
CG
SANTA CRUZ VEIN
FOOTWALL VEIN
PORVENIR CLAIM
PORVENIR CLAIM
Tr (Rhyolite Flow Texture)
NP 20-2
NP 20-3
NP 20-4
NP 20-5
6.44 m / 72 gpt Ag
5.08 m / 125 gpt Ag
3.29 m / 253 gpt Ag
1.90 m / 58 gpt Ag
9.01 m / 269 gpt Ag
3.25 m / 24 gpt Ag
5.36 m / 456 gpt Ag
ELEVATION
2400
2350
2300
2250
2200
2150
2100
2050
2000
1950
GEOLOGIC SYMBOLS
Qal ALLUVIUM
Tr RHYOLITES
Ta ANDESITES
Tat TUFF
GC CONGLOM.
Ig INTRUSIVE
Tid DIKES
STRIKE AND DIP
GEOL. CONTACT
CONT. INFERRED
FAULT
FRACTURE
VEIN
HYDROTH. BX
DISSEMINATED
STOCKWORK
ENDEAVOUR GOLD Co. S.A. DE C.V.
DRILL PROGRAM EL PORVENIR MINE
SANTA CRUZ VEIN

Figure provided by Endeavour Silver Corp.

Figure 11.4
Cross-section through Crosscut # 2 showing some of the Drilling Results


Tr
Ta
GC
SANTA CRUZ VEIN
Rhyolitic Tuff (Flow Texture)
LEVEL 6
LEVEL 10
LEVEL 11
2165 elev. LEVEL 13
DSC2-14
DSC2-13
DSC2-12
DSC2-5
DSC2-8
DSC2-16
(25 m front of the section)
Vein Width / Ag gpt
4.27 m / 1054
5.43 m / 512
3.45 m / 406
3.04 m / 1019
10.75 m / 652
incl 0.5 m / 4422
ELEVATION
2550
2500
2450
2400
2350
2300
2250
2200
2150
2100
2050
2000
1950
1900
1850
1800

Figure provided by Endeavour Silver Corp.

Table 11.3 is a summary of the total drill holes which comprised the drilling in the Santa Cruz area between April and December, 2006.

Table 11.3
Drilling List Santa Cruz Area, April to December, 2006

Santa Cruz Area						
Drill Hole	Northing	Easting	Elevation	Azimuth	Dip	Total Depth (m)
DSC2-10	2,866,239	401,010	2,165	225	-86	252.5
DSC2-11	2,866,240	401,013	2,167	45	-80	209.4
DSC2-12	2,866,240	401,011	2,166	340	-67	186.0
DSC2-13	2,866,241	401,011	2,165	358	-52	136.9
DSC2-14	2,866,242	401,013	2,166	12	-18	150.7
DSC2-15	2,866,237	401,012	2,165	151	-73	270.9
DSC2-16	2,866,239	401,009	2,165	273	-75	301.6
DSC2-17	2,866,240	401,010	2,165	295	-64	278.7
DSC2-18	2,866,238	401,009	2,167	258	-73	344.6
DSC3-1	2,866,055	401,204	2,165	45	-22	165.8
DSC3-2	2,866,054	401,203	2,164	45	-60	169.1
DSC3-3	2,866,050	401,199	2,166	225	-80	275.8
DSC3-4	2,866,052	401,199	2,165	295	-63	185.4
DSC3-5	2,866,052	401,199	2,165	186	-57	238.6
DSC3-6	2,866,052	401,199	2,165	267	-62	252.6
DSC3-7	2,866,050	401,198	2,164	225	-62	214.4
DSC3-8	2,866,050	401,198	2,164	197	-55	252.6
				Total		**3,885.1**

Table provided by Endeavour Silver Corp.

11.1.3 Alex Breccia Zone

In the previous development of the Santa Cruz mine, a Level 6 sill had been driven from the Santa Cruz workings to the La Prieta workings at the southwest end of the Santa Cruz vein. In 2004, sampling of this area by Martin King and Pedro Rocha indicated a zone about 100 m in length characterized by breccia textures, which had been labelled the Alex Breccia by Peñoles prior to 1984. A crosscut had been driven into the hangingwall from the sill in this area in preparation for drilling that was not conducted. In mid-2006, Endeavour mine personnel and equipment widened and extended this crosscut, and between October and November, 2006 carried out an eight-drill hole program that generated the results on which the current Alex Breccia reserve and resource are based. See Table 11.1 for assay highlights from this group of drill holes.

Table 11.4 is a summary of the total drill holes which comprised the drilling in the Alex Breccia area between April and December, 2006.

See Figure 11.5 for a longitudinal section showing the drill hole intersections in the Alex Breccia zone between the Santa Cruz mine and the La Prieta mines. The Alex Breccia zone is still open in all directions.

Table 11.4
Drilling List Alex Breccia Zone, April to December, 2006

Alex Breccia Zone						
Drill Hole	**Northing**	**Easting**	**Elevation**	**Azimuth**	**Dip**	**Total Depth (m)**
BAU-1	2,865,582.2	401,632.4	2,375.8	10	-15	113.9
BAU-2	2,865,581.9	401,633.3	2,375.2	21	-35	115.5
BAU-3	2,865,581.8	401,632.1	2,374.8	341	-55	115.8
BAU-4	2,865,582.1	401,631.9	2,375.6	348	-25	156.0
BAU-5	2,865,581.7	401,631.3	2,375.2	321	-43	157.9
BAU-6	2,865,580.2	401,630.6	2,374.9	305	-61	164.7
BAU-7	2,865,581.3	401,631.6	2,375.2	336	-21	168.0
BAU-8	2,865,580.7	401,631.0	2,375.0	308	-44	194.4
				Total		**1,186.2**

Table provided by Endeavour Silver Corp.

Figure 11.5
Long Section showing the Location of the Drilling within the Alex Breccia.


ALEX BRECCIA
LONGITUDINAL SECTION
Santa Cruz Mine
La Prieta Mine
Level 6
2450
2400
2350
2300
2250
2200
BAU-1
BAU-2
BAU-3
BAU-4
BAU-5
BAU-6
BAU-7
BAU-8
SANTA CRUZ DIEZ (FRISCO)
NORTH
SCALE
0 25 50 100
Metros
EXPLANATION
Finished Drill Holes

Figure provided by Endeavour Silver Corp.

Endeavour Silver plans to conduct further underground and surface exploration drilling on the Guanaceví Mines project in 2008. The exploration budget contained in Section 19 of this report is conceptual in nature and dependent on the results Endeavour Silver's previous exploration programs and operating experience on the project.

12.0   SAMPLING METHOD AND APPROACH

A description of Endeavour Silver's sampling method and approach for the Guacaceví Mines project was previously provided in the March, 2006 NI 43-101 Technical Report by Range Consulting. In discussions with the Endeavour Silver personnel during the December, 2006 Micon site visit it was determined that no changes have occurred to the sampling method and approach since the publication of the March, 2006 report. However, for completeness of this report, the description from the March, 2006 report has been extracted and is presented below.

"Sampling Interval"

"Sampling intervals range from about 0.3 m to 2.5 m, with most in the 0.5 m to 1.5 m range. The Endeavour Silver geologist uses geological criteria to select sample intervals. Quartz vein material is separated from hanging and footwall horizons, and internal vein samples are broken out by texture-type. Three principal types of vein textures are recognized: (a) massive; (b) banded; and (c) brecciated. As much as possible, vein samples are selected to represent mineralization episodes."

"Density Determinations"

"After samples are logged and marked on the core, a piece of the sample is taken from the box, weighed, and placed in a full cylinder of water which is resting in an empty, dry, bowl. The sample fragment displaces water from the full cylinder, causing it to overflow into the dry bowl. The bowl with excess water from the cylinder is then weighed. The weight of water is connected to the volume by the relation 1g H_2O equals 1 ml H_2O. Specific gravity ("SG") of the sample is given by the weight of the sample divided by the volume of displaced water. Range Consulting notes that the procedure used by Endeavour Silver is not generally accepted as best practices".

"Quality Assurance and Control"

"Every sample number ending in "5" is a blank, taken from the least altered portion of the drill hole being logged and sampled. Every sample number ending in "0" is a duplicate, prepared by quartering the core of the preceding sample."

"Range Consulting understands that both of these procedures will be changed in the coming year. In the future, BSI Inspectorate ("BSI") will provide blanks from completely fresh material provided at their preparation facility in Durango. This will overcome the problem of potential low-level background contamination possibly inherent in the procedure presently employed. Duplicates will be prepared at BSI in Durango by taking a split from the reject, which will also be prepared at BSI in Durango."

"Discrepancies and inconsistencies in the blank and duplicate data are resolved by re-assaying either or both pulp and rejects."

The changes which have been implemented since the March, 2006 report are discussed below.

The first apparent change to the sampling method since the publication of the March, 2006 Technical Report is in the treatment of the blank samples. The blank samples are now provided by BSI from completely fresh material which is provided at their preparation facility in Durango. This should overcome the problem of potential low-level background contamination which was possibly inherent in the procedure previously employed. Micon, however, recommends that Endeavour Silver buy a number of commercially available blanks as a way of checking the assay laboratories rather than allowing the assay laboratory to provide the blanks at its facility.

The second apparent change is to the duplicate sample for the core. Duplicate core samples are now prepared at the BSI facility in Durango by taking a split from the reject, which has also be prepared at BSI in Durango. Provided that the reject sample is a somewhat homogenous sample this may provide a better duplicate sample than the quarter core, especially in the case of course nugget gold and silver mineralization. In the case of nugget mineralization the use of the quarter core samples may introduce a greater sampling error into the duplicate program than actually exists in the non-duplicated core samples. The new procedure should assist in lessening potential sampling error in the duplicate samples. Micon also recommends that, in future exploration drilling, all duplicate silver assays which show a range greater than 10% be assayed by the screen metallics procedure to examine the samples for a nugget effect. In the case of duplicate samples, the Endeavour Silver database should use the average of the two assays samples instead of the original assay so as not to introduce any undue biases into future resource estimates.

It is Micon's opinion based on a general assessment of the drill sample data contained in the Range Consulting report and based on direct discussions with Endeavour personnel at the mine site that the quality for the drilling samples meets accepted industry standards. In general, the sampling is believed to be representative of the areas examined.

13.0   SAMPLE PREPARATION, ANALYSES AND SECURITY

A good description of Endeavour Silver's sample preparation, analysis and security is contained in Range Consulting's March, 2006 NI 43-101 Technical Report. During the December, 2006 site visit by Micon, Endeavour Silver's sampling preparation, analyses and security were discussed and, with two exceptions, there have been no changes since the publication of the March, 2006 report. For completeness of this report the description from the March, 2006 report has been extracted and is presented below, which is then followed by a discussion regarding the two changes.

> **"Sampling Preparation, Analysis, and Security"**
>
> "Sampling procedures begin with density measurements as described in Section 12.2, then splitting by wheel-driven manual splitting device. One half of core is replaced in

the original core box with depth markers, the other half is bagged with sample tickets, recorded in the sample record, then transported to Metalurgica Guanaceví, where it is crushed. A 100 gram split is taken from the crushed sample, and pulverized. From the 100 gm pulp, a 10 gm sample is removed and subjected to fire assay determination of gold and silver contents. Subsequent splits of the pulp are used for Pb, Zn, Cu, and Mn analyses by AA at the Metalurgica Guanaceví laboratory. The remaining pulp is returned to Endeavour Silver geologists for storage in the core building on the Santa Cruz Mine site."

"The reject from the Metalurgica Guanaceví assay is shipped to an outside lab, originally ALS Chemex (Chemex) until August 2005 and now BSI. BSI maintains a prep facility in Durango, where 30 gm pulps are prepared and shipped to Reno, NV, USA to the BSI analytical facility for fire assay of silver and gold contents. BSI-Durango returns the reject to Guanaceví for storage at the Endeavour Silver core building at the Santa Cruz Mine site. BSI Reno emails assay data results to Endeavour Silver geologists and returns the pulps to Guanaceví for storage."

"Core and Sample Storage"

"Core is stored in the Core Building on the Santa Cruz Mine site. The Core Building is a covered, open-sided structure with 1.5-meter knee walls on the foundations, and chain-link fencing material above the knee walls. Access to the stored core is through a locked steel-mesh, iron-framed double gate in front, and a locked steel door in back."

"Pulps are stored in a closed cement-block-walled room at the south end of the Core Building. Access to this room is restricted."

"Assaying"

"Endeavour Silver relies on the Guanaceví laboratory operated by Metalurgica Guanaceví for daily production samples and check assays. In almost every case, Endeavour Silver uses the outside laboratory assay for the final assay. If there is a large difference between the Metalurgica Guanaceví laboratory and outside laboratory, then the pulps are re-run. If there is still a large difference, then the outside laboratory assay is used."

"The concern for background contamination is always there when dealing with precious metal values as high as those encountered at Guanaceví. At this time, all of the samples are prepped in the Metalurgica Guanaceví laboratory before shipment to the outside lab. Range Consulting inspected the sample preparation and it appeared clean and orderly. Metalurgica Guanaceví advised Range Consulting that they plan on constructing a separate room for sample prep in 2006. Moving the sample preparation to a separate room would lessen the chance of lab contamination. A review of the data and procedures does not suggest any background sample contamination being introduced in the Metalurgica Guanaceví facility that would materially affect results."

"Endeavour Silver's own analysis suggests that the Metalurgica Guanaceví laboratory has problems with detecting gold at low levels because of its low limits of detection.

> Endeavour Silver also concluded that there was a small percentage error of switched samples within the three laboratories. Endeavour Silver's work suggests that when ALS Chemex was the outside laboratory, both the Metalurgica Guanaceví and ALS Chemex indicated a small amount of silver contamination which could have been the result of the prep laboratory or anomalous silver mineralization in the blank material. Range Consulting concurs with Endeavour Silver's conclusion, but does not believe it to be significant."

The changes which have been implemented since the March, 2006 report are discussed below.

The first apparent change to the sampling method since the publication of the March, 2006 Technical Report is in the way that the diamond drill core is split for assaying. The March, 2006 report noted that core splitting was conducted by a wheel-driven manual splitting device with one half of the core returned to the original core box and the other half bagged and shipped to the Metalurgica Guanaceví laboratory on site where it is crushed. Discussions with Endeavour Silver in December, 2006 revealed that two methods were used to split the core. Core splitting of the mineralized vein was conducted using a saw to cut the core into two approximately equal sections and, in the case of the weakly mineralized or unmineralized waste material, the splitting was conducted using the manual wheel-driven splitting device. In both cases, half of the core is returned to the original core box while the other half is sent to the Metalurgica Guanaceví laboratory.

The second apparent change is to the core storage facility at the mine site. The core building located at the Santa Cruz minesite was in the process of being moved to make way for housing for employees of the mine. During the site visit in December the core was stacked and stored outside on pallets while waiting for construction of a new core building. The new building will potentially be located closer to the Endeavour Silver administration complex and the mill site. The new core storage building is scheduled to be completed during 2007.

Micon believes that, based on a review of the previous Technical Report and on discussions with Endeavour personnel, Endeavour Silver applies a reasonable degree of care and diligence in monitoring the sample results on the property. Micon considers that the Quality Assurance/Quality Control (QA/QC) procedures and protocols employed at the Guanaceví project are rigorous enough to ensure that the sample data are appropriate for use in mineral resource estimations. As indicated in the Range Consulting report no confirmation of earlier work has been conducted by the use of twinned drill holes. However, since Endeavour Silver has not relied upon the earlier work in the estimation of the resources and the reserves, this is not an issue. It is Micon's opinion that the database and the procedures in-place at the Guanaceví project are appropriate for use in a mineral resource and reserve estimate.

14.0 DATA VERIFICATION

The Micon site visit to the Guanaceví Mines project was conducted between December 15, and 18, 2006 with the assistance of a number of employees and consultants working for

Endeavour Silver including Michael Rasmussen, Ph.D, Vice President of Exploration, Ing. Luis R. Castro V., Exploration Department, Alejandro Garcia Badilla, Mine Manager, David Drips, Vice President of Operations for Mexico and John E. Thompson, an engineering consultant working for Endeavour Silver.

A grab sample was taken from an underground muck pile within the 102 stope in the Porvenir mine, during the underground tour. The sample was secured by and returned to Toronto in the luggage of the author. Further independent sampling was not conducted by the authors as this has been done in the past by others (May, 2005 WGM Technical Report) and the project is comprised of an operating mine which is producing silver doré bars on a monthly basis.

Micon arranged for the grab sample to be analyzed for silver, gold, copper, lead, zinc and manganese, using a number of assay procedures on the samples.

 For gold assaying, a 30 g portion of the sample was selected and subjected to the fire assay with an Atomic Absorption (AA) finish extraction technique. This technique has a lower detection limit of 5 parts per billion (ppb) and an upper detection limit of 1,000 ppb. For silver and base metal assays a 1 g portion of the sample was selected and subjected to analysis using $HCL-HNO_3$ with an AA finish. This technique has a lower detection limit 0.2 parts per million (ppm) and a upper detection limit of 50 ppm for silver, as well as a lower detection limit of 1 ppm and a upper detection limit of 5,000 ppm for the base metals. For samples of silver or base metals which exceeded the upper detection limit, a second assay was performed on a 0.5 g sample, with the results reported in g/t for silver and % for base metals.

The sample preparation and assaying were done by TSL Laboratories of Saskatoon, Saskatchewan. The results of the Micon check sampling are summarized in Table 14.1. Appendix 1 contains the assay certificates from TSL Laboratories.

Micon did not visit the core facility during the site visit as it was in the process of being moved to make way for new camp facilities for workers near the mine. The facility had been visited by others previously and their comments are included in past NI 43-101 Technical Reports (WGM, May, 2005 and Range Consulting, March, 2006). Endeavour Silver has advised Micon that a new core facility will be built on-site during 2007.

Micon's review and audit of the Endeavour Silver resource and reserve estimate consisted of:

1) A site visit was conducted to the Guanaceví Mines project in Mexico where the data input procedures, geological model, block model parameters and resource classification details were reviewed in detail over a period of two days. The site visit included an underground tour to examine the Santa Cruz vein for continuity and mineralization; geological mark-up procedures and mining methods were observed and discussed. A tour of the mill was also arranged.

Table 14.1

Results for Micon's Guanaceví Check Samples

Micon Sample Number	Sample Type	Location	Assay Method	TSL Laboratory Assay Results								Comments
				Gold (ppb)	Silver (ppb)	Silver (g/t)	Copper (ppm)	Lead (ppm)	Zinc (ppm)	Manganese (ppm)	Manganese (%)	
62107	grab	underground		610	>50	396	81	220	460	>5000	1.73	Grab sample taken from a muck pile in the 102 stope

2) The review of the resource block model included review of the cut-off grade, wireframing, capping of high grade assays and block model protocols. An alternate block model was constructed to understand the effect of different methods used and to arrive at the best method possible with the given dataset.

A review of the spreadsheets of tabulated reserves for each zone and by polygon block was undertaken to verify that:

- Appropriate methodology and parameters had been used to estimate quantities of dilution and recovery of mineral within the stoping areas.

- Calculations had been made correctly.

- Blocks had been correctly categorized as proven or probable reserves.

- Summary tables had correctly listed total tonnages, grades and contained metal within reserve categories.

15.0   ADJACENT PROPERTIES

Endeavour Silver's property exists within the Guanaceví mining district which has hosted a number of past producers, all of which have exploited low-sulphidation hydrothermal quartz-carbonate veins of various dimensions and attitudes within and adjacent to the central horst of Guanaceví Formation rocks central to the Guanaceví district. The geology, nature of the mineralization, historical production over the last two centuries and the limited use of modern exploration concepts and technology on the property to identify either new areas of mineralization along both the strike and dip directions of known veins to identify "hidden or blind" veins which do not necessarily outcrop on surface, are all considered by Micon to positively affect the prospectivity of the ground contained within the property.

15.1   OTHER SILVER PRODUCTION ACTIVITY IN THE GUANACEVÍ MINING DISTRICT

During 2006, the Metalurgica Guanaceví plant did custom milling and processing for several small mines in the Guanaceví district. These include the Barradon mine owned by Cesar Loera, the San Rafael mine owned by a group of local individuals, the San Marcos mine, leased by Ignacio Barraza, and a small operation in the San Pedro area also owned by Ignacio Barraza. The cumulative tonnage from these operations runs between 100 and 500 tonnes per month, and the material from each mine is run through the plant separately in batch mode. Each mine exploits quartz-carbonate veins similar in character to the Santa Cruz mineralization, but with varying amounts of base metals.

See Figure 15.1 for the locations of some of the other mineral properties and mines within the Guanaceví mining district.

Figure 15.1
Adjacent Mineral Properties or Mines in the Guanaceví Mining District


SAN RAFAEL
TO DURANGO
GUANACEVI
NOCHE BUENA
BARRADON
PLANT
PROCESSING MILL
EL PORVENIR
SANTA CRUZ
LA PRIETA
EXPLANATION
ABANDONED MINES
OPERATING MINES
ROADS
CREEK
OPERATING AND ABANDONED MINES
Guanacevi,Dgo.
NORTH

Map provided by Endeavour Silver Corp.

16.0 MINERAL PROCESSING AND METALLURGICAL TESTING

The mill was originally built in 1970 by the Mexican government and designed to custom mill ores from different mines in the district. The coarse ore bin is actually a number of smaller bins that can be used to make up custom lots that are separated, crushed and screened as single lots and then conveyed into one of the five fine-ore bins. Fine ore can then be conveyed to one or more of the five ball mills and then sent either to the flotation or the cyanide circuit. Figure 16.0 is a view of the mill facilities from the top of the leach tanks.

Figure 16.1
View of the Mill Facilities from the Top of the Leach Tanks



With the majority of the ore now coming from the North Porvenir and El Porvenir mines, Endeavour Silver is in the process of redesigning the crushing and grinding circuit to make it more efficient to operate. Endeavour Silver has hired outside consultants to review the milling operation and make recommendations to further optimize costs and recoveries. Endeavour Silver projects the life-of-mine silver recoveries to be 70% for Zone 1 and 80% for Zone 2 and Zone 3

In the second quarter of 2006, a 10.5' x 12' ball mill was installed to replace one of the smaller ball mills so as to improve the grind and operating efficiencies. This mill is designed to handle 600 t/d at a grind of 72% passing #200 mesh on a stand-alone basis, or 800 t/d when used in-conjunction with one of the other mills acting as a regrind mill. While the new ball mill has been installed improvements to the foundation are being conducted to stabilize the mill. A new fine ore bin, conveyors, weightometer, cyclones, pumps and piping will be installed to facilitate and improve efficiencies in the grinding circuit. An additional transformer will be added to the present electrical sub-station to cover the extra load.

Oxides of manganese create the biggest challenge for improving recoveries. The geology and exploration group is assisting the mine and mill by getting manganese assays on all diamond drill core and samples.

In 2007, Endeavour Silver plans to continue the plant expansion program with emphasis on improving metal recoveries by upgrading the performance of the CCD leach, Merrill Crowe precipitation and recovery circuits.

17.0   MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

The last resource and reserve estimate for the Guanaceví Mines project prior to December, 2006 was reported in a Technical Report by Range Consulting dated March 31, 2006 and posted on SEDAR. The resource and reserve estimates discussed in Section 6.5 were performed by Range Consulting to comply with the current CIM standards and definitions for estimating resources and reserves as required by NI 43-101 regulations. The March, 2006 resource and reserve estimates conducted by Range Consulting are summarized in Tables 6.5 to 6.8.

Since the last resource and reserve estimate was completed in March, 2006, Endeavour Silver has conducted further diamond drilling and underground development and has completed a new resource and reserve estimate for the Guanaceví Mines project as of December 31, 2006. Micon has audited Endeavour Silver's new resource and reserve estimates for the Guanaceví project and the discussions related to these new estimates are contained in this section.

Micon believes that the resource and reserve estimates by Endeavour, as audited by Micon, have been reasonably prepared and conform to both the JORC Code and the current CIM standards and definitions for estimating resources and reserves. Therefore, Micon accepts Endeavour Silver's resource and reserve estimates as its basis for the ongoing mining operations at the Guanaceví Mines project. In Micon's opinion there are no significant technical, legal, environmental or political considerations which would affect the extraction and processing of the resources and reserves at the Guanaceví Mines project.

17.1   ENDEAVOUR SILVER RESOURCE AND RESERVE ESTIMATION METHODOLOGIES

At the present time Endeavour Silver is in a transition period where it is moving from the use of traditional manual methods to using computer generated block models to estimate the resources and reserves on the Guanaceví Mines project. The December, 2006 resource estimates are the first to be completed using a block model, while the reserves have been generated using the traditional manual method.

As a result of the transition, the techniques described in the March, 2006 Range Consulting report underwent a number of changes and Endeavour Silver no longer uses the polygonal method to estimate grade and tonnage of the resources. The exploration group which responsible for the estimation of the resources at this time is using the database in the Vulcan software (Vulcan) to assist in the interpretation of the geology on sections. Once the geological sections have been interpreted, they are tied together to create a block model of the Santa Cruz vein and mineralization. Once the block model has been created Endeavour

Silver is applying geostatistical parameters to the mineralization to assist in determining the tonnage and grade of the block model and the resource classification categories.

While the resource estimates are now based on a computer generated block model of the resources, the reserve estimates are still based on using a conventional manual method to estimate grade and tonnage. The mine department is assisted through the use of Gemcom software (GEMS) for input into the database of assays and workings. However, the database is only used for plotting sections. The mining department has purchased a Vulcan licence and is in the process of converting over to using Vulcan software for reserve estimation, and should be ready to estimate the reserves using Vulcan by December, 2007.

17.2 MICON AUDIT OF THE ENDEAVOUR SILVER RESOURCE ESTIMATION FOR THE GUANACEVÍ MINES PROJECT

On January 19, 2007, Micon received Endeavour Silver's final resource block model, database and parameters and shortly thereafter began to audit Endeavour's resource estimate for the Guanaceví Mines project.

A total of 6,717 samples were used in the resource estimate of the mineralized zones.

17.2.1 Geological Interpretation

The Guanaceví silver-gold district comprises classic, high grade silver-gold, epithermal vein deposits, characterized by low sulphidation mineralization and adularia-sericite alteration. The principal mineralization in the Santa Cruz-Porvenir mines is an epithermal, fracture filling quartz-carbonate vein of low sulphidation, geochemistry closely associated with a major fault that extends over 10 km in a northwest strike direction with a generally moderate southwest dip. The Santa Cruz vein is a silver-rich structure with lesser amounts of gold, lead and zinc. Mineralization has averaged 500 g/t silver and 1 g/t gold over a 3 m true width. The minerals encountered are argentite-acanthite, limited gold, galena, sphalerite, pyrite and manganese oxides. Gangue minerals noted are barite, rhodonite, rhodochrosite, calcite, flourite and quartz. The Santa Cruz mine property covers about a 3.0 km strike length of the Santa Cruz fault/vein system. The broader and higher grade mineralized ore shoots tend to occur along flexures in the Santa Cruz vein structure, where sigmoidal loops are developed both along strike and down dip. The vein in the Santa Cruz workings for instance splays into two, three or four separate mineralized structures and the intervening wallrocks are also often well mineralized, giving mining widths ranging up to 10, and even 20 m in some places. These sigmoidal loops tend to develop with some regularity along the strike and ore shoots at the Santa Cruz mine have approximately a 60° to 80° plunge to the northwest.

Mineralization associated with the Santa Cruz vein is restricted to quartz veins, even though locally strong silicification extends tens of metres into the hangingwall. This helps in identification of the mineralised envelopes. There are four identified zones on the property: the Porvenir, Porvenir Dos, Santa Cruz and Alex Breccia.

17.2.2   3-D Wireframe Modelling

The four zones that were identified are considered as separate entities and were modelled separately. In order to distinguish the different zones in the database the zones were marked with distinct zone codes, the details of which are given in Table 17.1.

Table 17.1
Mineralized Zones in the Guanaceví Deposit

Zone	Zone Code
Porvenir	1
Alex Breccia	2
Santa Cruz	3
Porvenir Dos	4

The wireframe modelling was carried out by geologists from Endeavour Silver. In general, the wireframe construction honours the mineralization. In places, however, the boundary does not snap to the exact sample intersection. While reviewing the data only few such errors were noticed and, in most of these cases, the mineralized boundary includes additional low grade samples. The use of the current wireframe does not have any adverse effect on the resource estimation and may be used for that purpose. However, care must be taken in future resource estimates to use the best practices during the wireframe modelling.

17.2.3   3-D Statistical Analysis

The wireframes were used to compile the assay data which were then to be used for grade interpolation. Sample data that fell within each of the four zones were analyzed separately at all stages of mineral resource estimation. Basic statistical parameters for silver and gold were generated for each data set and are given in Table 17.2. The purpose of the statistical analysis was to characterize silver and gold grade distribution.

Table 17.2
Basic Statistical Parameters by Zone for Silver and Gold Assays
(Assays in g/t)

Zone	Elements	Minimum	Maximum	Mean	Std. Dev.	No. of Samples	Coeff. Var.
Porvenir	Ag	0.00	15,446.00	445.96	701.20	5,993	1.57
	Au	0.00	73.50	0.74	1.89	5,993	2.55
Alex Breccia	Ag	3.00	4,934.70	322.82	671.70	93	2.08
	Au	0.02	5.55	0.49	0.81	93	1.65
Santa Cruz	Ag	1.70	6,465.00	223.67	544.10	386	2.43
	Au	0.02	13.99	0.48	1.14	386	2.38
Porvenir Dos	Ag	1.70	4,717.00	214.35	434.60	245	2.03
	Au	0.02	5.83	0.42	0.63	245	1.50

A scatter plot (Figure 17.1) was generated to investigate the relationship between gold and silver in the deposit. Micon recommends that Endeavour Silver conduct further studies on

66

the relationship between both elements. This may result in better prediction of the grade of one element if the other is known.

Figure 17.1
The Relationship between Gold and Silver with a Linear Equation defining the Co-relation



17.2.4   Top-Cutting High Assays

Basic statistical parameters developed for raw silver and gold assays showed that the data are positively skewed and that it was necessary to limit the influence of high outlier assays. The options available to limit the influence of high assays include compositing sample lengths, cutting high assays (outliers), applying an indicator kriging protocol or, alternatively, a combination of all of these methods. The lack of sufficient data for individual zones precluded the use of indicator kriging. The preferred method was to top-cut high assays and make equal length composites within each zone. To determine appropriate capping for each zone, lognormal probability plots were examined and the results for the capping used for each zone are shown in Table 17.3.

Table 17.3
Grade Capping used for Gold and Silver in each of the Four Zones

Zone	Silver (g/t)	Gold (g/t)
Porvenir	2,325	2.7
Porvenir Dos	819	1.3
Alex Breccia	978	2.0
Santa Cruz	1,275	2.0

17.2.5   Sample Composites

Basic statistics were done to understand the variation in the sample length. It was found that the sample length for most of the assays in all of the zones was less than 1 m. A linear plot for each decile was made for sample length for each zone and is shown Figure 17.2.

Figure 17.2
Sample Length at each Decile for the Four Zones



The percentile was also calculated to demonstrate that the maximum sample length for each zone was approximately 1 m and the results are tabulated in Table 17.4.

Table 17.4
Percentage of Sample in Each of the Four Zones with a Sample Length Less than or Equal to 1 Metre

Area	Percentage of sample (Length <=1 m)
Porvenir	98
Porvenir Dos	93
Alex Breccia	95
Santa Cruz	75

Based on the above statistics, it was decided to use 1 m as the composite length for all of the zones. Basic statistics were carried out with the composite samples. The results are shown below in Table 17.5.

Table 17.5
Basic Statistics for Silver and Gold Composites for all Zones

Zone	Elements	Minimum	Maximum	Mean	Std. Dev.	No. of Samples	Coeff. Var.
Porvenir	Ag	0.00	2,325.00	411.46	431.10	4,302	1.05
	Au	0.00	2.70	0.62	0.60	4,302	0.97
Alex Breccia	Ag	3.17	792.76	208.90	213.10	73	1.02
	Au	0.02	1.92	0.42	0.45	73	1.07
Santa Cruz	Ag	1.70	1,275.00	183.97	259.3	321	1.41
	Au	0.02	2.00	0.38	0.46	321	1.21
Porvenir Dos	Ag	1.70	817.30	153.70	185.7	189	1.21
	Au	0.01	1.30	0.32	0.34	189	1.06

17.2.6   Spatial Analysis

Only the Porvenir vein had sufficient samples upon which to construct a variogram for the area of mineralization. All other zones lacked sufficient data upon which to conduct meaningful variography. Variography was carried out for both silver and gold in the general direction of the strike and dip of the Porvenir mineralized zone. The variograms are shown in Figures 17.3 to 17.6. The variography clearly defines both small scale and large scale variability in the deposit. The relative nugget effect for gold and silver and other variogram parameters are shown in Table 17.6.

Figure 17.3
Variogram for Silver in the Strike Direction



Figure 17.4
Variogram for Silver in the Dip Direction



Figure 17.5
Variogram for Gold in the Strike Direction



Figure 17.6
Variogram for Gold in the Dip Direction



Table 17.6
Variogram Parameters for the Porvenir Vein

Variogram Parameters		Silver	Gold
Angle of Rotation	VANGLE1	50	50
	VANGLE2	0	0
	VANGLE3	-55	-55
Axis of Rotation	Z-Axis	3	3
	X-Axis	1	1
	X-Axis	1	1
C_0	NUGGET	84417	0.174
Ranges in three directions (Structure 1)	ST1PAR1	6	9
	ST1PAR2	16	17
	ST1PAR3	5	5
C_1	ST1PAR4	92214	0.163
Ranges in three directions (Structure 2)	ST2PAR1	24	126
	ST2PAR2	43	93
	ST2PAR3	20	20
C_2	ST2PAR4	44351	0.067
Relative Nugget Effect		62%	76%

While similar ranges could be used for other zones, since the geology indicates that the mineralization is part of the same system, there is not enough evidence in the other zones to support the use of similar nugget and covariance values and thus kriging as a resource estimation method cannot reasonable be used except in the Porvenir zone.

17.2.7 Micon's Mineral Resource Modelling

As part of its audit of Endeavour Silver's resource and reserve estimate, Micon generated its own 3-D block model in Datamine software using the Endeavour Silver database and parameters. The Micon block model contains the following elements: zone code, bulk density and silver and gold grade (interpolated or assigned). The final digital model is named "endvmod.dm".

17.2.7.1 Block Model Description

The Micon resource block model was generated using a parent block size of 20 m (northing) by 20 m (easting) by 5 m (vertical). This block size was deemed appropriate relative to the geometry of the zones and for mine planning. The blocks were rotated to fit the general dip and strike of the mineralized zone. The dimensions of the block model, along with rotation axis and origin, are provided in Table 17.7.

Table 17.7
Block Model Limits

Origin	**X**	399030
	Y	2868410
	Z	900
Rotation	**Angle**	50
	Axis	Z
	Angle	0
	Axis	Y
	Angle	-50
	Axis	X
Dimension	**X**	20
	Y	20
	Z	5
Number of Blocks in Each Direction	**X**	230
	Y	110
	Z	240

17.2.7.2 Zone Assignment and Grade Interpolation

Individual 3-D wireframes for each zone were filled with blocks. Parent blocks were sub-blocked to fill the wireframe completely and to remove any volume discrepancy arising out of the difference between the wireframe volume and the block model volume. Bulk density and the zone code were assigned to these individual blocks for each zone before grade interpolation. Endeavour Silver has been using a default specific gravity (SG) factor of 2.6 for calculating the tonnes for the proven and probable reserve blocks. Micon believes that this default density factor is reasonable for this type of deposit.

The methods used by Micon for silver and gold grade interpolation are summarized in Table 17.8. In the case of Porvenir zone, where meaningful variograms were generated, ordinary kriging was used and in the case of other veins, the inverse distance method was used. Another reason for the use of ordinary kriging in the Porvenir area is to take care of the unequal sample spacing. Ordinary kriging takes care of de-clustering of data which may be further strengthened by use of an octant search.

Table 17.8
Estimation Parameters for Each Zone

Area	No. of Samples		Method	Octant	Minimum Octant	Min Per Octant	Max Per Octant
	Min	Max					
Porvenir	3	10	OK*	Used	2	1	2
Porvenir Dos	3	10	ID** with a Power of 5	-	-	-	-
Alex Breccia	3	10	ID** with a Power of 5	-	-	-	-
Santa Cruz	3	10	ID** with a Power of 5	-	-	-	-

OK*- Ordinary Kriging, ID**- Inverse Distance

17.2.7.3 Block Model Validation

Basic statistical parameters were generated for silver and gold grades in the mineral resource block model. The results of this analysis are presented in Table 17.9.

Table 17.9
Basic Statistics for the Blocks in Each Zone

Zone	Elements	Minimum	Maximum	Mean	Std. Dev.	Coeff. Var.
Porvenir	Ag	3.52	1,445.40	208.55	129.8	0.62
	Au	0.02	1.53	0.40	0.25	0.63
Alex Breccia	Ag	36.68	514.07	212.36	97.87	0.46
	Au	0.05	1.27	0.41	0.19	0.46
Santa Cruz	Ag	4.24	850.07	188.11	156.70	0.83
	Au	0.03	1.46	0.38	0.28	0.74
Porvenir Dos	Ag	1.7	610.38	143.84	142.0	0.99
	Au	0.02	1.09	0.31	0.26	0.84

17.2.8   Mineral Resource Classification

The drill spacing, in general, is 30 m both in strike and dip of the Guanaceví deposit. Mineral resources were classified on the basis of the location of blocks relative to the data used to interpolate the block grade. The protocol for assignment of mineral resources to the appropriate category adhered to the Australasian Code for Reporting of Mineral Resources and Ore Reserves (JORC Code) and to the CIM "Standards on Mineral Resources and Reserves". The mineral resources were categorized as follows:

- Indicated Mineral Resource: Blocks which lie within a 30 m radius from the last drill hole in the periphery of the mineralized zone.

- Inferred Mineral Resource: Blocks outside the 30 m periphery but within 75 m from the last drill hole in any direction within the defined mineralization.

The influence of this classification is displayed in the Figure 17.7.

The final mineral resource model was depleted to account for previously mined volumes, cut by the surface topography and depleted of the material which is considered by Endeavour Silver to be reserves as of December 31, 2006. The resulting mineral resource statement is effective December 31, 2006.

Figure 17.7
Classification of Mineral Resources



Note: (Red-Indicated Resource, Green-Inferred Resource)

A summary of block model tonnages and average silver and gold grades for Indicated and Inferred mineral resources at a 200 g/t cut-off grade for silver is provided for in Tables 17.10 and 17.11.

Table 17.10
Indicated Resource for Different Zones (Cut-off Grade 200 g/t Silver)

Area	Tonnes	Silver (g/t)	Gold (g/t)	Ounces Silver	Ounces Gold
PORVENIR	1,380,000	300	0.46	13,330,000	20,000
PORVENIR DOS	220,000	349	0.66	2,470,000	5,000
SANTA CRUZ	330,000	391	0.69	4'210,000	7,000
ALEX BRECCIA	100,000	314	0.62	1,050,000	2,000
Total	**2,030,000**	**327**	**0.54**	**21,060,000**	**34,000**

Table 17.11
Inferred Resource for Different Zones (Cut-off 200 g/t Silver and within 75m of the Indicated Boundary)

Area	Tonnes	Silver (g/t)	Gold (g/t)	Oz Silver	Million Oz Gold
PORVENIR	680,000	284	0.58	6,190,000	13,000
PORVENIR DOS	-	-	-	-	-
SANTA CRUZ	220,000	379	0.62	2,670,000	4,000
ALEX BRECCIA	130,000	277	0.50	1,130,000	2,000
Total	**1,030,000**	**323**	**0.60**	**9,990,000**	**19,000**

Thus, at a block cut-off grade of 200 g/t silver, Micon estimates that the total remaining mineral resource as of December 31, 2006 is 2.03 million tonnes (Mt) at a grade of 327 g/t

silver and 0.54 g/t gold for the Indicated Resources, and 1.03 Mt at a grade of 323 g/t silver and 0.60 g/t gold for the Inferred Resources. The Indicated portion of this mineral resource contains an estimated 21.06 Moz of silver and 34,000 oz gold, while the Inferred portion of the mineral resource contains an estimated 9.99 Moz of silver and 19,000 oz of gold.

17.3   MICON AUDIT OF THE ENDEAVOUR SILVER RESERVE ESTIMATION FOR THE GUANACEVÍ MINES PROJECT

Micon has audited the Endeavour Silver reserve estimate for Guanaceví Mines project. At this time, Endeavour Silver is still using the traditional manual polygonal method based on the use of a long section to estimate the reserves.

The proven reserve stope blocks are defined along the various sill levels and raises within the mine where channel sampling has identified economically mineable mineralization. Probable reserve stope blocks are defined by composite values from diamond drilling intercepts. Endeavour Silver caps the channel samples at 1,897 g/t silver and 2.50 g/t gold. The capping is statistically based on the cumulative probability of 95% for all channel samples. Similarly, the assays from drilling are capped at 898 g/t silver and 1.8 g/t gold using the distribution from drilling assays. Range Consulting reviewed the capping and reported that it was consistent with good practice. Micon concurs with Range Consulting's findings on the grade capping and recommends that Endeavour Silver review the capping procedure prior to the next reserve estimate.

The reserve stope block (polygon) volumes are estimated by drawing each stope block area on a long section and measuring this area using AutoCAD. The area of the block is multiplied by the average true width of the composited samples to estimate the volume. The true width is calculated based on the average dip of the vein in that block.

The mine uses a default SG of 2.5 to estimate the tonnages. Micon believes that this default density factor is reasonable for this type of deposit.   Endeavour Silver exploration personnel conduct SG tests on virtually all of the Santa Cruz vein intersections. However, Micon recommends that Endeavour Silver have additional samples sent out for SG determination using the appropriate methodology to independently verify Endeavour Silver's in-house determinations.

For each stope block a diluted recoverable mining reserve was estimated by applying allowances for ore lost in stopes owing to incomplete mucking on the stope floor, dilution from both walls and from re-mucking of fill, and additional footwall dilution to bring all stopes to a minimum mining width. The walls in each of the mining zones carry a minimal grade of silver which is used to calculate the ultimate grade of the material extracted. The procedure is outlined below.

Stope blocks were categorized according to the true width of the block into the following:

- Wide stopes with widths > 4.0 m – No wall dilution was applied but it was assumed a 0.6 m shell of ore would be left on the wall as ore loss thus reducing the stope width.

- Standard stopes with widths < 4.0 m and > 1.5 m – wall dilution was applied according to the table below and where necessary an additional width of waste applied for a minimum stope width of 2.5 m.

- Narrow stopes with widths < 1.5 m – wall dilution was applied according to the table and where necessary an additional width of waste applied for a minimum stope width of 2.0 m

For each stope block ore losses were calculated based on leaving a depth of 0.15 m of ore on the stope floor for each 2.5 m mining lift. Dilution of ore with waste backfill was similarly calculated assuming re-mucking of 0.15 m of backfill for each 2.5 m mining lift, with a zero grade.

Finally for standard and narrow stopes wall rock dilution was included based on the widths and grades for the zones as shown in Table 17.12.

Table 17.12
Wall Rock Dilution Factors by Zone

	Zone 1	Zone 1-2	Zone 2	Zone 3	Zone 4
H/W Width (m)	0.5	0.5	0.5	0.5	0.5
H/W dil. Grade (g/t silver)	70	50	100	150	50
FW Width (m)	0.25	0.25	0.25	0.25	0.25
H/W dil. Grade (g/t silver)	70	50	80	50	50

The tonnage and grade estimates for each stope block were then combined for each zone. For the production schedule, some of the narrower and lower grade stope blocks were eliminated from the estimate as they resulted in very high dilution rates. The resultant tonnages in Table 17.13 below include both dilution and ore losses and can be considered as estimates of the "extractable" or recoverable reserves. The proven and probable reserves represent only that portion of the Porvenir deposit for which Endeavour Silver has a mine plan in place.

Table 17.13 lists the estimate of both in-situ and diluted "recoverable" proven and probable reserves. These reserves are in addition to the resources reported in Tables 17.10 and 17.11.

Overall, Endeavour Silver's current reserve estimate has calculated that the in-situ grade is diluted by 21% and that this dilution generates 17% more tonnes than the estimate of in-situ reserves.

Micon notes that the reserve methodology closely correlates to the actual mining practice at the mine. Therefore, there should be good correlation between the true-widths and grades of the reserve blocks and the stopes, all other things being equal. However, as is the case with a lot of small mines in Mexico, a true reconciliation record of reserves versus production versus mill does not exist. Micon therefore recommends that Endeavour Silver initiate

reconciliation practices at the Guanaceví project as soon as possible in order to gain a more complete understanding of the dilution and recoverability of the broken muck underground and its relationship to the mill production.

Table 17.13
Summary of In-situ and Recoverable Proven and Probable Reserves for the Porvenir Area

Category	Zone	In-situ Tonnes and Grade					Recoverable Tonnes and Grade				
		Tonnes	Silver (g/t)	Ounces	Gold (g/t)	Ounces	Tonnes	Silver (g/t)	Ounces	Gold (g/t)	Ounces
Proven	Zone 1	0	0	0	0	0	0	0	0	0.00	0
	Zone 1-2	91,436	513	1,508,049	0.92	2,718	131,634	350	1,481,212	0.63	2,669
	Zone 2	82,063	671	1,770,316	0.97	2,558	123,815	449	1,787,313	0.65	2,589
	Zone 3	182,498	483	2,833,911	0.91	5,314	203,582	408	2,670,426	0.77	5,040
	Zone 4	10,072	658	213,070	0.95	309	16,375	399	210,056	0.58	306
Total Proven		**366,069**	**537**	**6,325,346**	**0.93**	**10,898**	**475,406**	**402**	**6,149,007**	**0.69**	**10,604**
Probable	Zone 1	218,818	476	3,348,659	0.98	6,892	215,173	423	2,926,234	0.87	6,034
	Zone 1-2	0	0	0	0	0	0	0	0	0	0
	Zone 2	0	0	0	0	0	0	0	0	0	0
	Zone 3	23,421	341	256,799	0.73	550	19,899	322	206,000	0.69	441
	Zone 4	0	0	0	0.00	0	0	0	0	0.00	0
Total Probable		**242,239**	**463**	**3,605,458**	**0.096**	**7,442**	**235,072**	**415**	**3,132,234**	**0.86**	**6,475**
Total Proven + Probable		**608,308**	**508**	**9,930,804**	**0.94**	**18,339**	**710,479**	**406**	**9,281,241**	**0.75**	**17,079**

A pictorial representation of the different resource and reserve categories for the Porvenir area is shown in Figure 17.8.

Figure 17.8
Categorization of Resources



Note: (Blue- Indicated Resource, Green- Inferred Resource in Rest of the Areas) and Reserves (Red - Proven Reserves, Grey –Probable Reserves)

18.0   OTHER RELEVANT DATA AND INFORMATION

At this time, all relevant data and information regarding Endeavour Silver's Guanaceví Mines project is included in other sections of this report. This section will therefore focus on covering the items contained in Item 25 of Form 43-101F1 Technical Report "Additional Requirements for Technical Reports on Development Properties and Production Properties" As a number of areas in this section have not changed since the publication of the Range Consulting report in March, 2006 some of the following descriptions have been excerpted and edited from the Range Consulting report and others have been changed to reflect the ongoing work undertaken at the mine by Endeavour Silver.

18.1   MINING OPERATIONS

In 2006, mining operations were conducted by a local mining contractor under the close supervision of Endeavour Silver's mine management. The mining contract expired on December 31, 2006 and was not renewed for 2007. As of December 23, 2006, just prior to the beginning of the Christmas holidays at the mine, Endeavour Silver assumed responsibility for the day-to-day mining operations and as of January 1, 2007 has been in complete control of the operation. Endeavour Silver undertook control of the mining operations in order to allow for more flexibility in those operations and to continue optimizing the costs.

18.2   GROUND CONDITIONS

The Porvenir mine is a classic, high grade silver-gold, epithermal vein deposit, characterized by low sulphidation geochemistry and adularia-sericite alteration. The Santa Cruz vein is the host of the silver and gold mineralization. It is oriented northwest and occurs principally within the Guanaceví Formation, with a preferred strike of N45°W and dips between 50° and 55° to the southwest.

The footwall is an unaltered andesite that has Rock Quality Determination ranging from 80 to 100. This is competent ground that only occasionally requires additional support such as 6-foot spilt-set bolts or shotcrete.

The vein is a classic quartz vein that varies from 1 to 5 m wide with an average width of approximately 3.0 m. The footwall contact is defined by a clear change of rock type from vein material to unaltered andesite. The hangingwall contact is typically defined by a clear structural boundary between the vein and the hangingwall rocks, with the contact usually defined as the Santa Cruz fault, a normal fault characterized by striations and fault gouge. The gouge material is typically a white-clay that can range from 5 mm up to 1 m or 2 m in thickness. The vein is generally self-supporting over the entire width and requires no mechanical supports. When vein widths increase beyond 5 m some local support in the form of split-set bolts and welded wire mesh may be required. In some areas post-mineral movement of the fault has caused some fracturing along the vein.

The hangingwall is an andesite with adularia-sericite alteration which varies locally from very weak to very strong, depending on the amount of argillic phases. In the zones of intense argillic hangingwall alteration, ground support such as 3.6 m Swellex bolts and welded mesh support straps are required on a 1.5 m by 1.5 m spacing to maintain stability. In these areas there is always a risk of greater dilution due the instability of the hangingwall and the mine accounts for these areas when estimating the reserves. Occasionally, a thin cap of vein material is left on the hangingwall to prevent weathering of the clay and help assist with the stability of the hangingwall.

18.3 MINING METHOD

A conventional cut and fill mining method is employed with the stopes generally 100 m long and 40 m high.

Access to the stoping areas is provided by a series of primary and secondary ramps located in the footwall. The ramps have grades from minus 15% to plus 12% with plus or minus 12% as standard. The cross-sections are 4 m by 4 m for the primary ramps and 3.5 m by 3.5 m for the secondary ramps.

Stope access is by short (10 m to 20 m) cross-cuts from the ramp to the vein/stope. These cross-cuts are generally 3.5 m by 3.5 m in cross-section and are usually driven down at minus 18% to intersect the stope. As the stope advances up dip on the vein, the back is taken down in these cross-cuts to maintain access until the cross-cut reaches a maximum inclination of 18%.

Mining in the stopes is done with jackleg drills. Back cuts are taken 2 m to 2.5 m high via breasting, and the broken material is mucked out using scooptrams (2 yd or 3.5 yd depending on vein width). Waste fill from mine development is placed in the stope by the same scooptrams to within 2 m to 2.5 m of the back. When the vein is less than minimum mining width the footwall is slashed to provide adequate width. This slashing is done during the fill cycle and the slashed material remains in the stope as fill. Consequentially mining dilution has been estimated by Endeavour Silver as averaging about 10% and lost ore is estimated as approximately 10%. The dilution material in almost all cases is mineralized and therefore it is difficult to estimate its impact on the final grades of the mined ore, as there are no reconciliation records. Micon notes that, should these estimates be confirmed by mine reconciliation then the current reserves with a dilution of 17% provides a certain amount of conservatism in the estimation of mining grades.

Stopes that have ore in the sill when started are filled with one metre of cemented rock fill to allow recovery of the sill pillar. The cemented rock fill consists of development waste mixed with 5% by weight ordinary Portland cement and is placed over a five millimetre steel welded mesh on the stope sill. The cemented rock fill is mixed in a muck bay adjacent to the stope by the same scooptram that will place it in the stope. Three to six sacks of cement (depending on bucket capacity) are simply dumped on top of a bucket of waste, a little water is added and this is mixed a few times by the scooptram and then carried into the stope and dumped on the sill. The cemented rock fill is placed starting at the entrance going into the

sill so that the scooptram is driving on top of the fresh fill to provide compaction. This appears to be a common method in Mexico which works well where it is used

Ore and waste transportation is by scooptram and truck haulage. In the past, under the local contractor, the trucks were comprised of diesel highway trucks; however, Endeavour Silver indicated during the Micon site visit that it is going to switch to using proper underground trucks upon assuming the day-to-day operations.

Mine drainage and pumping is minimal at this time as very little ground water has been encountered and water is being brought in from the surface for drilling and dust control.

Principal mine ventilation is provided by a 200 horsepower (hp), 54 inch conventional exhaust fan. This fan is located on top of a 220 m long by 2.1 m diameter borehole. Fresh air is drawn down the ramp, through the workings and exhausted out to the surface through the borehole. This circuit is moving approximately 100,000 cubic feet per minute (CFM) of air. Secondary ventilation is by conventional axial-vane mine fans that are from 24 to 36 inches in diameter and 25 hp to 50 hp. These fans blow ventilating air into the working headings through ventilation ducting that is 24 or 36 inches in diameter. There are currently 7 secondary fans in operation.

The electrical power for the mine is distributed by a series of substations connected to the public power grid. Electric power arrives at the mine site via 34.5 Kv overhead transmission lines which is reduced by a 2,000 Kva transformer to 13.5 Kv and distributed to the Santa Cruz mine and the Porvenir mine transformers. The power is taken underground at the Porvenir mine at 13.5Kv via the ventilation borehole to the principal underground transformer where it is reduced by a 750 Kva transformer to 4,160 volts (v) and distributed out to two portable underground mine transformers where it is reduced further to 480 v. From the portable transformers the electricity is distributed out to the secondary ventilation fans, the jumbo drill and other points of consumption by armoured cables sized for the load. The underground electrical system is equipped with an automatic ground-fault-interrupter system. Additional underground transformers will be added as required.

Compressed air is provided by three 650 CFM electric compressors installed on the surface. Compressed air is brought into the mine by a six-inch diameter pipe that passes down the borehole and then branches up and down the ramps in four-inch diameter principal airlines and then to two-inch airlines that enter the individual working places. A 700 CFM diesel compressor is installed on the surface as standby.

Complete maintenance and service facilities for the underground mobile equipment are located near the mine portal.

The mine is operating two 10 hour shifts 7 days a week. The miners are skilled and experienced in vein mining and are currently not unionized. There is an incentive system in place rewarding personnel for good attendance and production. The total mine work force consists of approximately 158 people including a mine superintendent (Table 18.1).

Technical services and overall supervision is provided by Endeavour Silver staff. The total technical and administration workforce consists of 16 people including a mine manager (Table 18.2).

The mine employs geology, planning and surveying personnel and has detailed production plans and schedules. All the mining activities are being conducted under the direct supervision and guidance of the mine manager. Tables 18.1 and 18.2 are provided by Endeavour Silver Corp.

Table 18.1
Mine Manpower

Description	Total
Mine Superintendent	1
Mine Captains	3
Shift Bosses	6
Drillers	45
Helpers	45
Scoop Operators	18
Truck Drivers	14
Mine Services Crew	5
Mechanics and Helpers	18
Warehousing and Security	2
Driver	1
Total	**158**

Table 18.2
Endeavour Silver Technical and Administrative Staff

Description	Total
Mine Manager	1
Safety	1
Engineering	2
Geology	6
Survey	6
Total	**16**

18.4   GRADE CONTROL

The sill faces are mapped on a daily basis by a geologist and tied into the last survey station. The geologist then spray paints the sample locations and lengths perpendicular to the structures. The geologist will also spray paint the maximum width that he wants the next round to be within. Typically there are 3 samples taken per face: (a) a sample directly above the main mineralized vein; (b) the vein; and (c) a sample directly in the footwall of vein. The geologist and/or a sampler then takes chip samples over the marked sample lengths. The samples are placed in individual sample bags with a numbered tag. The second half of the tag remains in the sample book and all pertinent information about the sample is recorded. This is repeated until all the samples are taken for each face. The samples are collected and then delivered to the Metalurgica Guanaceví laboratory for sample preparation and assaying. Duplicates and blanks are requested on a daily basis. The same procedure is followed when taking stope back samples. Back samples are taken every 3 m along the back for the first two cuts and then every 5 m on consecutive cuts.

The best grade control is the direct interaction between the geologist and the miner in the stope on a daily basis. This includes discussions on selective mining, leaving the hangingwall intact and not gouging into the footwall. The geologists and engineering staff meet with mining supervision on a weekly basis to discuss the previous week's production, grade control, and grade control issues, including planned individual stope widths for the coming week. Grade control takes the ongoing involvement of everyone involved in the mine.

18.5   PRODUCTION

Production from the mine and mill in 2006 amounted to 1,376,000 silver ounces, 2,680 gold ounces, or 1,536,800 silver equivalent ounces using an equivalence ratio of 60 for silver and 1 for gold. This production came from 117,254 tonnes of ore at an average grade of 443 g/t silver and 0.88 g/t gold, or 496 g g/t silver Equivalent. The mining operating costs averaged US $58.39/t of ore. The plant cost was US $28.08/t and general administration costs were US $5.14/t.

Endeavour Silver mine management is currently working on a project to access the deeper portion of the Santa Cruz ore zone by deepening the existing shaft or by driving a ramp from the Porvenir mine. This zone, if sufficient grades and tonnages are outlined, will allow a substantial production increase from the mine. In Santa Cruz 166 m of cross-cuts were driven into the footwall and 5 diamond drill stations were cut. Twenty-two exploration holes, drilled in this zone both from underground and the surface in 2005 and 2006, showed promising intercepts.

Endeavour Silver mine management is also currently working on a project to access the Porvenir Dos zone via a new portal that will assist the Porvenir Dos zone in becoming a stand-alone facility with a minimal amount of development. The Porvenir Dos zone is located on the northwest extension of the Santa Cruz vein. Twenty-four exploration holes, drilled in this zone from the surface in 2005 and 2006, showed promising intercepts.

18.6   MINERAL PROCESSING

The Metalurgica Guanaceví mill processes ore from North Porvenir, EL Porvenir, Minera Santa Cruz, custom and purchased ore, as well as the old tailings from tailings ponds.

The original grinding section of the mill had a capacity of 420 t/d using 4 ball mills with rubber liners. In 2006 a used Harding 10.5' x 12' ball mill was installed to replace one of the existing mills and bring the entire grinding circuit up to 800 t/d, discharging 72% - 200 mesh product.

The flotation circuit has a capacity of approximately 420 t/d, while the cyanide leach circuit can process up to 800 t/d. The flotation section is currently utilized when there is non-oxidized mill feed. The flotation concentration ratio is typically 18:1, but can go as high as 30:1. The processing flowsheet consists of coarse ore storage bins, conventional crushing, with a primary jaw crusher followed by a 4-foot secondary cone and 3-foot tertiary cone and screening (-½" or -$^5/_8$"), grinding, followed by either cyanidation or flotation. The concentrates are dried and shipped by truck to Peñoles Met-Mex facility in Torreon for smelting and refining. The flotation recoveries run between 60-85% for silver and 60-80% for gold. The flotation circuit can produce either a bulk product concentrate or two product concentrates.

The cyanide circuit consists of agitated leach tanks with oxygen addition, clarification, Merrill-Crowe process, silver and gold precipitation with zinc followed by drying and refining. Oxidized ore is piped to a 50' diameter thickener and is thickened to 50% solids. The thickened slurry is transferred to leach tanks (12 units each at 40 tonnes capacity) that are arranged for gravity flow from tank to tank. The site utilizes 8 leaching tanks at present. The tanks are positioned in two rows of six units in each row. Each tank is equipped with an agitator. NaCN is added to the slurry at a ratio of 0.75 kg per tonne of slurry. Oxygen is injected into the slurry in the first tank to lower the retention time of the process. The solution from the leaching tanks is processed through 4 thickeners. The pregnant solution goes to the Merrill-Crowe plant for extraction and precipitation of the silver and gold. The retention time in the leaching plant is about 70 hours, but the majority of the silver and gold is leached in the first 24 hours. The cyanidation circuit recoveries average around 75% for both silver and gold, but can range from a low of 65% to a high of 90% and are ore dependent. All of Endeavour Silver's material is processed in the cyanide circuit.

A gas furnace smelts the precipitate to produce the silver doré which typically averages 98% silver and is shipped and sold to Peñoles Met-Mex facility in Torreon for final refining.

The assay laboratory utilizes wet assaying, fire assaying and atomic absorption methods. A new Perkins Elmer Atomic Absorption unit was purchased in 2005 to replace an older unit. The laboratory does all the assaying required for mill processing as well as assaying mine and exploration samples. Duplicates and blanks are run on a regular basis, as well as check assays at outside laboratories.

The Metalurgica Guanaceví plant and facilities appear to be well maintained and generally in excellent shape. Endeavour Silver had the facilities reviewed in an independent report by Herb Osborne, Summit Valley Equipment & Engineering, submitted on February 7, 2005. Figure 18.3 indicates the current manpower in place at Endeavour Silver's Metalurgica Guanaceví plant and facilities

Table 18.3
Metalurgica Guanaceví Processing Plant Manpower

Description	Total
Crushing	6
Milling & Floatation	13
Cyanidation	27
Tailings	2
Maintenance	10
Laboratory	8
Transportation	3
Warehousing	3
Supervision	4
Safety	1
Administration & Security	8
Head Office - Durango	6
Total	**89**

Table provided by Endeavour Silver Corp.

18.7 TAILINGS DAM

The mill lies adjacent to a historic tailings dam which is utilized in current operations. Endeavour Silver has sampled the old tailings and it is believed that re-treatment of the tailings could possibly add to the economics of the Guanaceví Mines project in the future. Any potential resources in the historic tailings are beyond the scope of this report.

The tailings dams are constructed using the upstream method and the process water is recycled back to the cyanide circuit.

Endeavour Silver has contracted with The Mines Group in Reno and Servicios Tecnicos de Laboratorio y Construccion in Mexico to review the current disposal facility and design an expansion.   The new design will have enough capacity for 19.6 years at 600 t/d or 13 years at 900 t/d. The new design calls for construction in stages, and it will have a 2:1 overall slope. The design will meet all federal and local requirements and will be equipped with piezometres for environmental monitoring. Endeavour Silver will begin construction of a tailings facility expansion during the first quarter of 2008.

18.8 CONTRACTS

Endeavour Silver advises that there are no contracts for mining, smelting, refining, transportation, handling or sales that are outside of normal or generally accepted practices within the mining industry. Endeavour Silver has a policy of not hedging or forward selling any of its products.

18.9 ENVIRONMENTAL CONSIDERATIONS AND SAFETY

In 2003 and again in 2005 the Metalurgica Guanaceví processing plant was granted a two year clean plant certificate, "Certificado de Industria Limpia," by the Federal Environmental Agency of Mexico in recognition of plant compliance with the federal environmental laws. The Metalurgica Guanaceví plant monitors all the effluents and air quality at the site. Regular monitoring and laboratory testing are contracted out to qualified contractors.

The mill and mine recycle batteries, oils, greases, steel and aluminium.

One of the tailings dams was repaired in 2005, by removing approximately 3 m along the crest of the dam and then reconstructing it.

Regular meetings are held with the local Ejido (Local Government) and President of the Municipality of Guanaceví to discuss areas of mutual concern.

Old disturbed areas around the mine operations were re-contoured and approximately 6,000 pine seedlings were planted on old and newly disturbed waste dumps, old roads and drill pads during 2005.

The mine and mill have induction meetings and tours with all new employees and hold regular weekly half-hour safety meetings with all employees and contractor employees.

18.10 TAXES

Taxation in Canada and Mexico is often complex and varies from one jurisdiction to the other. There are numerous calculations and allowances, all of which are outside the scope of this report. However, taxes are all levied in the normal course of business. Endeavour Silver is subject to the taxing jurisdictions of Durango, Mexico and Canada. Endeavour Silver represents that all taxes assessed have been paid or will be paid when due, aside from any protests or other tax relief available under law.

18.11 CAPITAL COST ESTIMATES

Endeavour Silver's Guanaceví Mines project is a modest size underground mining operation. However, as this is the first year in which Endeavour Silver will be in complete control of the operations, it is assumed that the capital outlay will be higher than in previous or subsequent years, as a number of improvements and up-grades are planned for the project. Capital costs for the Guanaceví project are outlined in Table 18.4.

Table 18.4
2007 Capital Cost Estimates for the Guanaceví Project

Item	Estimated Cost (US $)
Buildings & Structures	557,500
Machinery & Equipment	2,150,500
Vehicles	100,500
Furniture	109,500
Computers, Printers, Software	140,530
Misc. (Such as a communication system)	448,000
Tailings Facility	1,685,000
Mine Development	2,800,644
Total	**7,992,174**

Table provided by Endeavour Silver Corp.

18.12 ECONOMIC ANALYSIS

18.12.1 Operating Costs

The estimated operating costs for the project for 2007 are the same figures used in the reserve calculation and are summarized below in Table 18.5.

Table 18.5
2007 Operating Cost Estimates for the Guanaceví Project

Item	Estimated Cost (US $/t)
Mining Cost	18.45
Development Cost	4.40
Plant (Milling) Cost	20.25
Administration	7.64
Tailings Pond Expansion	1.40
Total	**52.14**

Table provided by Endeavour Silver Corp.

18.12.2 Economic Analysis

A simplified before-tax cash flow forecast has been prepared and is presented as Table 18.6. The economic analysis covers the year 2007, which is only the first year of an approximate 2.5-year mine life based on the present reserves.   In the interim, it is expected that underground exploration will be advanced through both diamond drilling and drifting, and will continue to add additional tonnage and ounces to the present reserve base. The cash flow analysis does not take into account any of the present resources.

The cash flow assumes silver prices of $10.00 per ounce and gold prices of $500 per ounce. Given the relatively short nature of the current reserve, Endeavour Silver believes that these prices are appropriate and reflect the current market view. Operating costs and capital expenditures are presented in first quarter, 2007 dollars using an exchange rate of 11 Mexican pesos per US dollar. Reclamation and closure costs are excluded from the analysis.

Table 18.6
2007 Before Tax Cash Flow Analysis for the Guanaceví Project

Item	Details
Production	
Tonnes Processed	275,820
Grade – Silver (g/t)	375.7
Grade – Gold (g/t)	0.683
Recovery – Silver (%)	77.0
Recovery – Gold (%)	78.0
Silver Price (US $/.oz)	10.0
Gold Price (US $/oz)	500.0
Payable Silver (oz)	2,542,278
Payable Gold (oz)	4,677
Revenue (US $)	
Silver Revenue	25,422776
Gold Revenue	2,338,523
Gross Revenue (US $)	**27,761,299**
FS&R	737,849
Royalty	628,967
Net Revenue (US $)	26,394,483
Costs (US $)	
Mining Costs	6,934,924
Processing Costs	5,583,838
Administration Cost	2,105,876
Total Operating Cost (US $)	**14,624,638**
Net Operating Cash Flow (US $)	**11,769,845**
Capital Expenditures (US $)	**7,992,174**
Project Cash Flow (US $)	**3,777,671**
NPV at 10%	3,551,092
NPV at 12%	3,487,680
NPV at 15%	3,396,697

Table provided by Endeavour Silver Corp.

Sensitivity analyses were performed at a base discount rate of 12% per year and show the following NPV's (Table 18.7):

Table 18.7
Sensitivity Analysis

Item	Millions (US $)
Base Case at 12% Discount	3.49
Increase Silver Price by 10%	5.69
Decrease Silver Price by 10%	1.29
Increase Gold Price by 10%	3.69
Decrease Gold Price by 10%	3.29
Increase Operating Cost by 10%	2.18
Decrease Operating Cost by 10%	4.79
Increase Capital Cost by 10%	2.79
Decrease Capital Cost by 10%	4.19

Table provided by Endeavour Silver Corp.

As expected, the project exhibits the greatest sensitivity to the silver price, followed by the operating costs and capital costs. Any variances in either grade or metallurgical recovery will be equivalent to similar changes in metal prices, since all three factors impact the revenue stream equally.

In all cases, the Guanaceví Mines project shows positive economics as measured by this cash flow exercise, and thus the reserves are appropriately reported as a reserve.

18.12.3 Future Production Potential

The mine life based on proven and probable reserves as of December 31, 2006 is approximately 2.5-years at a projected production levels of 800 t/d or 24,333 tonnes per month. However, the property has a substantial undeveloped resource and Micon believes that continued exploration and development will lead to a high level of conversion of the present resources into reserves. Due to the geometry and the level of capital required to define reserves, Micon believes the Guanaceví Mines project is characterized as a mine with a relatively short mine life if the reserves alone are considered. However, the reserves are supplemented with a considerable resource potential and many other projects operating in Mexico are in a similar situation.

The known mineralization on the Santa Cruz Vein extends some 4,500 m along strike. The mineralized zones in the Santa Cruz, Porvenir, Porvenir Dos and Alex Breccia areas are open at depth, with high grade mineralization exhibiting steeply northwest-raking trends in the Santa Cruz vein. The down-dip potential of the Santa Cruz, Porvenir, Porvenir Dos, and Alex Breccia areas does not appear to be constrained by any apparent increase in base-metal to silver and gold ratios. Given that many epithermal vein systems of this type have vertical mineralized extents ranging from 500 m to 800 m, Endeavour Silver could reasonably expect 100 m to 400 m of continued mineralization in the high-grade zones of the Santa Cruz vein structure as it is presently understood, and this could have a considerable impact on the

resources and possibly on the reserves as exploration and development continue at the Guanaceví project. In summary, Micon believes there is a good likelihood of discovering additional resources

19.0 INTERPRETATION AND CONCLUSIONS

With the Guanaceví Mines project, Endeavour Silver has acquired a fully functioning silver mine located in the State of Durango, Mexico with good potential for the discovery of additional resources and reserves as development and exploration at the mine continue. Also, now that Endeavour Silver has taken over the day-to-day operation of the mine from the contractors there are potentially a number of areas which will see increased productivity and efficiency measures which may lead to cost savings in the future.

Micon has conducted an audit of the Endeavour Silver resource and reserve estimate for the period ending December 31, 2006. Micon's audited Endeavour Silver resource estimates are contained in Tables 19.1 for Indicated Resources and 19.2 for Inferred Resources.

Micon considers the resource and reserve estimates, compiled by Endeavour Silver and audited by Micon, to have been reasonably prepared and to conform to both the JORC Code and the current CIM standards and definitions for estimating resources and reserves as required under NI 43-101 "Standards of Disclosure for Mineral Projects." Therefore, Micon accepts Endeavour Silver's resource and reserve estimate as its basis for the ongoing mining operations at the Guanaceví project. In Micon's opinion there are no significant technical, legal, environmental or political considerations which would affect the extraction and processing of the resources and reserves at the Guanaceví project.

Table 19.1
Indicated Resource for Different Zones (Cut-off Grade 200 g/t Silver)

Area	Tonnes	Silver (g/t)	Gold (g/t)	Ounces Silver	Ounces Gold
PORVENIR	1,380,000	300	0.46	13,330,000	20,000
PORVENIR DOS	220,000	349	0.66	2,470,000	5,000
SANTA CRUZ	330,000	391	0.69	4'210,000	7,000
ALEX BRECCIA	100,000	314	0.62	1,050,000	2,000
Total	**2,030,000**	**327**	**0.54**	**21,060,000**	**34,000**

Table 19.2
Inferred Resource for Different Zones (Cut-off 200 g/t Silver and within 75m of the Indicated Boundary)

Area	Tonnes	Silver (g/t)	Gold (g/t)	Oz Silver	Million Oz Gold
PORVENIR	680,000	284	0.58	6,190,000	13,000
PORVENIR DOS	-	-	-	-	-
SANTA CRUZ	220,000	379	0.62	2,670,000	4,000
ALEX BRECCIA	130,000	277	0.50	1,130,000	2,000
Total	**1,030,000**	**323**	**0.60**	**9,990,000**	**19,000**

Thus, at a block cut-off grade of 200 g/t silver, Micon estimates that the total remaining mineral resource as of December 31, 2006 is 2.03 Mt at a grade of 327 g/t silver and 0.54 g/t gold for the Indicated Resources, and 1.03 Mt at a grade of 323 g/t silver and 0.60 g/t gold for the Inferred Resources. The Indicated portion of this mineral resource contains an estimated 21.06 Moz of silver and 34,000 oz of gold, while the Inferred portion of the mineral resource contains an estimated 9.99 Moz of silver and 19,000 oz of gold

Micon has audited the Endeavour Silver's reserve estimate for Guanaceví Mines project. At this time, Endeavour Silver is still using the traditional manual polygonal method based on the use of a long section to estimate the reserves. For the proven reserves, tonnage and grades are based on the channel samples only, while for the probable reserves, the tonnage and grade are based on the diamond drilling only. Micon's audited reserve estimate for the Guanaceví Mines project is contained in Table 19.3 which shows both the in-situ and diluted "recoverable" proven and probable reserves. These reserves are in addition to the resources reported in Tables 19.1 and 19.2.

Table 19.3
Summary of both the In-situ and Recoverable Proven and Probable Reserves for the Porvenir Area

Category	Zone	In-situ Tonnes & Grade					Recoverable Tonnes & Grade				
		Tonnes	Silver (g/t)	Ounces	Gold (g/t)	Ounces	Tonnes	Silver (g/t)	Ounces	Gold (g/t)	Ounces
Proven	Zone 1	0	0	0	0	0	0	0	0	0.00	0
	Zone 1-2	91,436	513	1,508,049	0.92	2,718	131,634	350	1,481,212	0.63	2,669
	Zone 2	82,063	671	1,770,316	0.97	2,558	123,815	449	1,787,313	0.65	2,589
	Zone 3	182,498	483	2,833,911	0.91	5,314	203,582	408	2,670,426	0.77	5,040
	Zone 4	10,072	658	213,070	0.95	309	16,375	399	210,056	0.58	306
Total Proven		**366,069**	**537**	**6,325,346**	**0.93**	**10,898**	**475,406**	**402**	**6,149,007**	**0.69**	**10,604**
Probable	Zone 1	218,818	476	3,348,659	0.98	6,892	215,173	423	2,926,234	0.87	6,034
	Zone 1-2	0	0	0	0	0	0	0	0	0	0
	Zone 2	0	0	0	0	0	0	0	0	0	0
	Zone 3	23,421	341	256,799	0.73	550	19,899	322	206,000	0.69	441
	Zone 4	0	0	0	0.00	0	0	0	0	0.00	0
Total Probable		**242,239**	**463**	**3,605,458**	**0.096**	**7,442**	**235,072**	**415**	**3,132,234**	**0.86**	**6,475**
Total Proven + Probable		**608,308**	**508**	**9,930,804**	**0.94**	**18,339**	**710,479**	**406**	**9,281,241**	**0.75**	**17,079**

Micon believes that the land controlled by Endeavour Silver is highly prospective both along strike and down dip of the existing mineralization and that further resources could be converted into reserves with additional exploration and development.

As part of its ongoing exploration at the Guanaceví Mines project, Endeavour is spending between US $815,730 and US $1,033,280 on exploration drilling in an effort to continue to expand the resource base through both exploration and development on the property and within the mine during 2007.

The 2007 Phase 1 exploration program for the Porvenir and Santa Cruz mines involves a further 3,410 m of diamond drilling at an approximate cost of US $100/m and 1,246 m of underground development at an approximate cost of US $370/m. This program will cover six areas of the mine which have been identified and scheduled for the drilling and development during the Phase 1 program.   The total estimated cost for Phase 1 is US $815,780.

If Phase 1 of the exploration program is successful a Phase 2 exploration program will be initiated which is expected to involve a further 200 m of development and 1,435 m of underground core drilling. The total for the second phase if it is conducted will be approximately US $217,500. The total 2007 planned exploration expenditures if both Phase 1 and Phase 2 are conducted are US $1,033,280.

See Table 19.4 for a summary of the 2007 exploration expenditures at the Guanaceví project.

Table 19.4
2007 Exploration Expenditures on the Guanaceví Mines project

Area/Comments	Drilling/Development	Distance (m)	Cost per Metre (US $)	Total Cost (US $)
Phase 1 Exploration Drilling and Development Program				
Porvenir to Santa Cruz	Two surface drill holes	860	110.00	94,600
	Underground development	200	370.00	74,000
Central Porvenir	Underground drilling	1,125	100.00	112,500
	Underground development	345	370.00	127,650
Northern Porvenir	Underground drilling	1,060	100.00	106,000
	Underground development	100	370.00	37,000
Alex Breccia	Underground drilling	260	100.00	26,000
	Underground development	400	370.00	148,000
Santa Martha Vein	Underground development	115	370.00	42,550
Harris Vein	Underground drilling	105	100.00	10,500
	Underground development	56	370.00	20,720
Assaying Costs	Samples	2,710	6.00	16,260
			Total Phase 1	**815,780**
Phase 2 Exploration Drilling and Development Program				
Area to be determined	Underground drilling	1,435	100.00	143,500
	Underground development	200	370.00	74,000
			Total Phase 2	**217,500**
			Total Phase 1 and Phase 2	**1,033,280**

Table provided by Endeavour Silver Corp.

19.1 CONCLUSIONS

Upon acquiring the Guanaceví Mines project, Endeavour Silver has obtained an operating project with an extensive mining history and known silver and gold bearing veins. In the case of the Guanaceví Mines project, although a number of mineralized areas have been

exploited during the past, improvements in mining techniques have allowed mining to be expanded within the boundaries of previously mined areas and extend the mining into new areas.

The resources and reserves reported herein by Endeavour Silver for the Guanaceví Mines project were audited and accepted by Micon as constituting the basis for Endeavour Silver's operations in Mexico. Micon believes that the resources and reserves for the Guanaceví Mines project conform to the current CIM standards and definitions for estimating resources and reserves as required under NI 43-101 regulations.

Given that (1) the known mineralization on the Santa Cruz vein extends some 4,500 m along strike, that (2) the mineralized zones in the Deep Santa Cruz, Porvenir, Porvenir Dos and Alex Breccia areas are open at depth, and that (3) the down-dip potential of the Deep Santa Cruz, Porvenir, Porvenir Dos and Alex Breccia areas does not appear to be constrained by any apparent increase in base-metal to silver and gold ratios, Endeavour Silver could reasonably expect that further exploration may yield additional mineralized areas which could have a considerable impact on the resources and possibly on the reserves as exploration and development continue at the Guanaceví Mines project. Therefore, in summary, Micon believes that the program for further exploration on the Guanaceví Mines project by Endeavour Silver is both warranted and justified as the potential for the discovery of additional resources is good.

Endeavour Silver is also in the unique position of having acquired a portion of a major historical mining district in Mexico that has not been subjected fully to modern exploration concepts and technology. The property holds the potential for the discovery of mineralized deposits of similar character and grade as those discovered in the past, either along the trend of the vein or at depth below the presently exploited areas.

20.0   RECOMMENDATIONS

Through its acquisition of the Guanaceví Mines project, Endeavour Silver has acquired an operating project with the potential to yield significant silver mineralization. Micon has audited and accepted the current resource and reserve estimate for the project and makes the following additional recommendations:

1) Micon recommends that Endeavour Silver develop a reconciliation plan for the Guanaceví Mines project. The ability to be able to reconcile the ore mined and milled on a stope-by-stope basis to the original estimates for the stope will be a critical factor in future resource and reserve estimations. The reconciliations will form the basis of reviewing dilution estimates, mining loss and gain estimates, and will assist in reviewing the classification categories of the resources.

2) Micon recommends that the on-site laboratory join a proficiency program of round robin testing such as the one run by CanMet. This would assist the on-site

laboratory in assessing its performance for one or more analytical methods independently of internal quality control.

3) Micon recommends that a blank sample should be generated from either un-mineralized rock formations within the district or from un-mineralized sand deposits in the area. Enough material should be acquired to generate blank samples for use throughout the QA/QC program at the Guanaceví Mines project.

4) Micon recommends that Endeavour Silver adds a reference standard to the diamond drilling samples which are sent for assaying to an outside laboratory as part of its QA/QC program. These samples should be added to the sample stream at an approximate rate of one reference standard for every twenty drill samples submitted to the outside assay laboratory.

5) Micon recommends that when Endeavour Silver initiates further drilling programs at the Guanaceví Mines project it logs the drill holes to production standard rather than exploration standards. Factors such as the rock quality designation/designator, fracture/fault patterns and major fault or gouge zones should be noted and entered into the computer database to assist in future mine planning.

6) Micon recommends that instead of continuing to conduct density determinations on the core as it has in the past, Endeavour Silver considers sending out representative samples of the various mineralized zones encountered in the drilling for bulk density determinations and that this information is used in conducting future resource and reserve estimates on the Guanaceví Mines project. At the same time representative samples of the mineralized material from the various zones could be sent out for metallurgical and mineralogical testwork to best determine if there are any solutions to deal with the problem of recovery when faced with manganese in the material sent to the mill.

7) Micon recommends that the estimation of resources and reserves be coordinated between the exploration and mine departments of Endeavour Silver, that estimates of reserves be carried out using similar computer software and that the reserves be derived from the figures contained in the resource estimate.

8) Micon recommends that as further data are generated from the mining, more detailed examination of the block modelling parameters should be done to develop better estimation protocols. This would not only help in future exploration but would also help in infill drilling.

MICON INTERNATIONAL LIMITED

"William J. Lewis"

William J. Lewis, B.Sc., P.Geo.
Senior Geologist   April 16, 2007

"Dibya Kanti Mukhopadhyay"

Dibya Kanti Mukhopadhyay, MAusIMM
Senior Geologist   April 16, 2007

"Robert J. Leader"

Robert J. Leader, P.Eng
Senior Mining Engineer   April 16, 2007

21.0   REFERENCES

Endeavour Silver, (2007), Endeavour Silver Corp. Management Discussion and Analysis For the Year Ended December 31, 2006, Draft Copy, 14 p.

Olson, A. E., (2006), Technical Report, Mineral Resource and Minera Reserve Estimate, Guanaceví Project, Durango, Mexico for Endeavour Silver, 22 p.

Pressacco, R., (2005), Review of the Exploration Potential of Capital/Operating Cost Estimates Pacific Rim El Dorado Project, El Salvador, 15 p.

Salas, G.P., et al, (1991), Economic Geology, Mexico, Volume P-3 of the Geology of North America, in The Decade of North American Geology Project series by The Geological Society of America, Inc., 438 p.

Southworth, J.R., (1905), Las Minas de México (Edición Ilustrada) Historia, Geologia, Antigua Mineria y Descipción General de los Estados Mineros de la República Mexicana, En Español é Inglés, 260 p.

Spring, V., (2005), A Technical Review of the North Porvenir Zone, Santa Cruz Mine, Guanaceví Project in Durango State, Mexico for Endeavour Silver Corp. 67 p.

CERTIFICATE OF AUTHOR
WILLIAM J. LEWIS

As the co-author of this report on the Guanaceví project of Endeavour Silver Corp., in Durango State, Mexico, I, William J. Lewis do hereby certify that:

1)   I am employed by, and carried out this assignment for, Micon International Limited, Suite 900, 390 Bay Street, Toronto, Ontario M5H 2Y2, tel. (416) 362-5135, fax (416) 362-5763, e-mail wlewis@micon-international.com;

2)   I hold the following academic qualifications:

        B.Sc. (Geology)   University of British Columbia   1985

3)   I am a registered Professional Geoscientist with the Association of Professional Geoscientists of Manitoba (membership # 20480); as well, I am a member in good standing of several other technical associations and societies, including:

- Association of Professional Engineers and Geoscientists of British Columbia (Membership # 20333)

- Association of Professional Engineers, Geologists and Geophysicists of the Northwest Territories (Membership # 1450)

- The Geological Association of Canada (Associate Member # A5975)

- The Canadian Institute of Mining, Metallurgy and Petroleum (Member # 94758)

4)   I have worked as a geologist in the minerals industry for 21 years;

5)   I am familiar with NI 43-101 and, by reason of education, experience and professional registration; I fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes 4 years as an exploration geologist looking for gold and base metal deposits, more than 11 years as a mine geologist in underground mines and 5 years as a surficial geologist and consulting geologist on precious and base metals and industrial minerals;

6)   I visited the Guanaceví property from December 15 to 19, 2006;

7)   I have had no prior involvement with the mineral properties in question;

8)   As of the date of this certificate to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make this report not misleading;

9)   I am independent of the parties involved in the transaction for which this report is required, other than providing consulting services;

10)   I am responsible for the preparation of sections 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12 , 13, 15, 21 and portions of sections 1, 14, 16, 17, 18, 19 and 20 of the technical report dated April 16, 2007 entitled "NI 43-101 Technical Report Audit of the Resource and Reserve Estimate on the Guanaceví Project, Durango State Mexico."

Dated this 16 day of April, 2007

"William J. Lewis"

William J. Lewis, B.Sc., P.Geo.
Senior Geologist,
Micon International Limited

CERTIFICATE OF AUTHOR
DIBYA KANTI MUKHOPADHYAY

As the co-author of this report on the Guanaceví project of Endeavour Silver Corp., in Durango State, Mexico, I, DIBYA KANTI MUKHOPADHYAY do hereby certify that:

1)   I am employed by, and carried out this assignment for, Micon International Co. Limited, Suite 10, Keswick Hall, Norwick, United Kingdom of Great Britain and Northern Ireland, tel. 0044(1603) 501 501, fax 0044(1603) 507 007, e-mail dk@micon-international.co.uk;

2)   I hold the following academic qualifications:

M.Sc. (Applied Geology) Jadavpur University, Kolkata, India 1993

3)   I am a member of the Australasian Institute of Mining and Metallurgy (Member # 225557); as well, I am a member in good standing with The Canadian Institute of Mining, Metallurgy and Petroleum (Member # 140645)

4)   I have worked as a geologist in the minerals industry for almost 14 years;

5)   I am familiar with NI 43-101 and, by reason of education, experience and professional registration; I fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes 3 years as an exploration geologist looking for gold and base metal deposits, more than 3 years as a mine geologist in open pit and underground mines and 8 years as a surficial geologist and consulting geologist on precious and base metals and industrial minerals;

6)   I have had no prior involvement with the mineral properties in question;

7)   As of the date of this certificate to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make this report not misleading;

8)   I am independent of the parties involved in the transaction for which this report is required, other than providing consulting services;

11)   I am responsible for the Micon audited resource estimate and related portions of Sections 1, 14, 17, 19 and 20, except for those portions of the report discussing the reserves of the technical report dated April 16, 2007 entitled "NI 43-101 Technical Report Audit of the Resource and Reserve Estimate on the Guanaceví Project, Durango State Mexico."

Dated this 16th day of April, 2007

"Dibya Kanti Mukhopadhyay"

Dibya Kanti Mukhopadhyay, M.Sc, MAusIMM
Senior Mineral Resource Geologist,
Micon International Limited

CERTIFICATE OF AUTHOR
ROBERT JAMES LEADER

As the co-author of this report on the Guanaceví project of Endeavour Silver Corporation., in Durango State, Mexico, I, Robert James Leader do hereby certify that:

1)   I am employed by, and carried out this assignment for, Micon International Limited, Suite 205, 700 West Pender Street, Vancouver, BC, V6C 1G8, tel. (604) 647-6463, fax (604) 647-6455, e-mail jleader@micon-international.com;

2)   I hold the following academic qualifications:

        ACSM (First Class)   Camborne School of Mines - 1974
        M.Sc. (Engineering)   Queens University, Kingston, Ontario - 1981

3)   I am a registered Professional Engineer with the Association of Professional Engineers and Geoscientists of British Columbia (Membership #13896), I am a member in good standing of other technical associations and societies, including:

   - The Canadian Institute of Mining, Metallurgy and Petroleum

   - The Institute of Materials, Minerals and Mining (IOM3), UK

4)   I have worked as a mining engineer in the minerals industry for 32 years;

5)   I am familiar with NI 43-101 and, by reason of education, experience and professional registration; I fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes 3 years working as a mining engineer on a base metal underground mine, and over 15 years as a senior mining engineer and consultant carrying out reserves estimates and mine planning and design for diverse mining projects both underground and open pit;

6)   I have had no prior involvement with the mineral properties in question;

7)   As of the date of this certificate to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make this report not misleading;

8)   I am independent of the parties involved in the transaction for which this report is required, other than providing consulting services;

9)   I am responsible for the preparation of those portions of the report dealing with mineral reserve estimates, mining methods and mining costs and in particular portions of sections 1, 14, 16, 18, 19 and 20 of the technical report dated April 16, 2007 entitled "NI 43-101 Technical Report Audit of the Resource and Reserve Estimate on the Guanaceví Project, Durango State, Mexico."

Dated this 16th day of April, 2007

"Robert J. Leader"

Robert J. Leader, M.Sc., P.Eng.
Senior Mining Engineer
Micon International Limited

APPENDIX 1:

TSL LABORATORIES ASSAY CERTIFICATE
FOR MICON'S GRAB SAMPLE
FROM THE
GUANACEVÍ PROPERTY
DURANGO STATE
MEXICO





TSL LABORATORIES
[illegible]

Company:	Micon International Ltd.
Submitted by:	B. Lewis
Project:	
TSL Report:	S20367
Date Received:	Aug 23, 2006
Date Reported:	Aug 30, 2006
Invoice:	39968

Remarks:

Sample Type:	Number	Size Fraction	Sample Preparation
Rock	10	Reject ~ 70% -10 mesh (1.70 mm) Pulp ~ 95% -150 mesh (106 µm)	Crush, Riffle Split, Pulverize
Pulp Pulp Size: ~250 grams	1		None

Standard Procedure:

Samples for Au Fire Assay/AA (ppb) are weighed at 30 grams.
Samples for Au Fire Assay/Gravimetric (g/tonne) are weighed at 29.16 grams.
Samples for Ag, As, Base Metals (ppm), are weighed at 1 gram.
Samples for Ag (g/tonne), As, Base Metals (%) are weighed at 0.5 gram.

Element Name	Unit	Extraction Technique	Lower Detection Limit	Upper Detection Limit
Au	ppb	Fire Assay/AA	5	1000
Au	g/tonne	Fire Assay/Gravimetric	0.1	6500
Ag	ppm	$HCl-HNO_3$/AA	0.2	50
Ag	g/tonne	$HCl-HNO_3$/AA	1	350
Base Metals	ppm	$HCl-HNO_3$/AA	1	5000
Cu	%	$HCl-HNO_3$/AA	0.01	25
Pb	%	$HCl-HNO_3$/AA	0.01	14
Zn	%	$HCl-HNO_3$/AA	0.01	19



TSL LABORATORIES

#2 – 302 48th Street · Saskatoon, SK · S7K 6A4
P (306) 931-1033 F (306) 242-4717 E info@tsllabs.com

CERTIFICATE OF ANALYSIS

SAMPLE(S) FROM
Micon International Ltd.
Suite 900 – 390 Bay Street
Toronto, ON M5H 2Y2

REPORT No.
S21601

SAMPLE(S) OF
1 Rock

INVOICE #:41418
P.O.:

B. Lewis
Project:

	Au ppb	Ag ppm	Ag g/t	Cu ppm	Pb ppm	Zn ppm	Mn ppm	Mn %
62107	610	>50.	396.	81	220	460	>5000	1.73
GS-1C	1010							
7707		2.2		200	200			
7711						4950		
RTS-1							1900	
CCU-1b			176.					
877-1								1.31
BCS-382								6.12

COPIES TO: B. Lewis
INVOICE TO: Micon International Ltd.

Jan 12/07

SIGNED ____________________
Mark Acres – Quality Assurance

Page 1 of 1

102





TSL LABORATORIES
2 - 302 48th Street • Saskatoon, SK • S7K 6A4
P (306) 931-1033 F (306) 242-4717 E info@tsllabs.com

Company:	Micon International Ltd.
Submitted by:	B. Lewis
Project:	
TSL Report:	S20367
Date Received:	Aug 23, 2006
Date Reported:	Aug 30, 2006
Invoice:	39968

Remarks:

Sample Type:	Number	Size Fraction	Sample Preparation
Rock	10	Reject ~ 70% -10 mesh (1.70 mm) Pulp ~ 95% -150 mesh (106 µm)	Crush, Riffle Split, Pulverize
Pulp	1		None
Pulp Size: ~250 grams			

Standard Procedure:

Samples for Au Fire Assay/AA (ppb) are weighed at 30 grams.
Samples for Au Fire Assay/Gravimetric (g/tonne) are weighed at 29.16 grams.
Samples for Ag, As, Base Metals (ppm), are weighed at 1 gram.
Samples for Ag (g/tonne), As, Base Metals (%) are weighed at 0.5 gram.

Element Name	Unit	Extraction Technique	Lower Detection Limit	Upper Detection Limit
Au	ppb	Fire Assay/AA	5	1000
Au	g/tonne	Fire Assay/Gravimetric	0.1	6500
Ag	ppm	HCl-HNO_3/AA	0.2	50
Ag	g/tonne	HCl-HNO_3/AA	1	350
Base Metals	ppm	HCl-HNO_3/AA	1	5000
Cu	%	HCl-HNO_3/AA	0.01	25
Pb	%	HCl-HNO_3/AA	0.01	14
Zn	%	HCl-HNO_3/AA	0.01	19